PROSPECTUS SUPPLEMENT                          Filed Pursuant to Rule 424(B)(5)
(TO PROSPECTUS DATED OCTOBER 20, 1994)         Registration No. 33-85398

                                   $20,000,000

                                   [NHI LOGO]


                         NATIONAL HEALTH INVESTORS, INC.

        Prime plus 1% Senior Subordinated Convertible Debentures due 2006

         National Health Investors, Inc. is hereby offering up to $20,000,000 aggregate principal amount of its prime plus 1% senior subordinated convertible debentures due 2006. The minimum interest rate for the term of the debentures shall equal 9.0%. The debentures will mature on January 1, 2006. On and after July 31, 2001 and at any time prior to redemption or maturity, the debentures will be convertible into shares of common stock, par value $.01 per share at a conversion price of $7.00 per share, subject to adjustment. To protect our status as a real estate investment trust, a holder may not convert any debenture if as a result of such conversion, any person or entity would be deemed, beneficially or constructively, to own, directly or indirectly, 9.9% or more of our common stock. The interest rate on the debentures will be adjusted quarterly on January 1, April 1, July 1 and October 1 (or next business day) for the quarter beginning on that date to the prime rate published in the money section of the Wall Street Journal plus 1% with a minimum interest rate of 9.0%. Interest will be payable quarterly in arrears on April 15, July 15, October 15 and January 15. The first interest period will be from December 29, 2000 to March 31, 2001 at a rate of 10.5%.

         The debentures will be general unsecured obligations and will rank senior to our other unsecured and subordinated indebtedness. However, the debentures will be subordinated in right of payment to our senior indebtedness. As of November 10, 2000, our senior indebtedness was approximately $228.8. The debentures will not limit the amount of senior indebtedness or other indebtedness we may incur.

         On November 21, 2000, the reported last price of our common stock on the New York Stock Exchange was $6.3125 per share. The debentures are not currently tradable. We intend to make application to list the debentures and the shares issuable upon conversion on the New York Stock Exchange.

         The debentures are being offered first to our shareholders and to the holders of our outstanding 7.75% convertible subordinated debentures and 7.0% subordinated debentures. Any debentures not purchased by our existing shareholders, debenture holders will be available for purchase by the public. The minimum purchase is $5,000 and we must approve subscriptions over $250,000 which do not relate to a shareholder's pro-rata ownership interest. Certain of our officers and significant shareholders have indicated their intention to purchase approximately $6 million of the debentures. All payments for the debentures must be delivered to U.S. Bank Trust National Association as escrow agent, no later than December 20, 2000 as provided in the attached subscription letter.

         THE DEBENTURES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE S-5 OF THIS PROSPECTUS SUPPLEMENT AND ON PAGE 5 IN THE ACCOMPANYING PROSPECTUS AND AS DESCRIBED IN OUR ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 1999 AS WELL AS IN OUR QUARTERLY REPORT ON FORM 10-Q FOR THE QUARTER ENDED SEPTEMBER 30, 2000.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES
      COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED
                UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS
      SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

 ======================================================== ================= ==================== ==============
                                                                               Underwriting
                                                              Price to         Discounts and        Proceeds to
                                                             Public (1)         Commission          Company (2)
 -------------------------------------------------------- ----------------- -------------------- --------------
 Per debenture                                                  100%                0%                  100%
 Total                                                      $20,000,000             $0              $20,000,000
 ======================================================== ================= ==================== ==============

(1) Plus accrued interest, if any, on the debentures from the date of issuance to the date of delivery.

(2)      Before deducting estimated expenses of $250,000.

           The date of this prospectus supplement is November 22, 2000

                          PROSPECTUS SUPPLEMENT SUMMARY

         The following summary should be read in conjunction with, and is qualified by the more detailed information included or incorporated by reference in, this prospectus supplement and in the appendices. Unless the context indicates otherwise, references herein to NHI include National Health Investors, Inc. and all of its subsidiaries.

                                   THE COMPANY

         We are a real estate investment trust which invests primarily in income producing health care properties with emphasis on the long-term care sector. As of September 30, 2000, we had interests in net real estate owned, and investments in mortgages, REMICs, preferred stock and marketable securities resulting in total invested assets of $746.6 million. Our strategy has been to primarily invest in long term health care real estate which generates current income which is available for distribution to stockholders. Under current market conditions and provisions in our bank documents, however, no such investments are currently being solicited or closed and no common stock cash distributions for the third and fourth quarter of 2001 will be accrued.

         As of September 30, 2000, we were diversified with investments in 199 health care facilities located in 26 states consisting of 143 long-term care facilities, two acute care hospitals, eight medical office buildings, 22 assisted living facilities, seven retirement centers and 17 residential projects for the developmentally disabled. These investments consisted of approximately $335.1 million aggregate principal amount of loans to 28 borrowers, $283.9 million of purchase leaseback transactions with seven lessees and $37.3 million invested in REMIC pass through certificates backed by first mortgage loans to 10 operators. Of these 199 facilities, 59 are leased to or managed by National HealthCare Corporation. National HealthCare Corporation is our investment advisor.

         At September 30, 2000, 58.5% of the total invested assets of the health care facilities were operated by public operators, 20.5% by regional operators, and 21.0% by small operators.

         NHI was incorporated in Maryland in 1991. Our principal executive offices are located at 100 Vine Street, Suite 1202, Murfreesboro, Tennessee 37130; telephone number (615) 890-9100.

                              PLAN OF DISTRIBUTION

         The debentures will be offered to our shareholders, and to the holders of our 7.75% convertible subordinated debentures due 2001 and 7.0% subordinated debentures due 2004 and then to the public. The shareholders and the debenture holders will have until December 20, 2000 to purchase the debentures and any remaining debentures will be available to the public until December 29, 2000. In the event the offering is oversubscribed, our shareholders will have the right to purchase their pro-rata share of the debentures. If our shareholders do not purchase the entire amount, then the holders of our debentures may purchase their pro-rata share based on their percentage ownership of such debentures. If the entire amount is not sold to our shareholders and the debenture holders, then any remaining amount may be sold to the public. See "Plan of Distribution."

         The minimum amount any person may purchase is $5,000. Purchases of over $250,000 which do not relate to a shareholder's pro-rata ownership interest in NHI must be approved by the Company. All payments for the debentures must be delivered to the escrow agent, no later than December 20, 2000. U.S. Bank Trust National Association will serve as the escrow agent for this offering.

                                 THE DEBENTURES

         The following summary of the terms of the debentures is not complete and is qualified by all of the terms contained in the debentures and in the related indenture. For a more detailed description of the terms of the debentures, see "Description of the Debentures."

Issue ...........................   Up to $20,000,000 at prime plus 1% senior
                                    subordinated convertible debentures due
                                    January 1, 2006.

Maturity ........................   January 1, 2006.

Coupon ..........................   Prime plus 1% per annum, adjusted quarterly.
                                    The minimum interest rate paid during the term of the debentures shall be 9.0%. Prime will equal the prime rate published in the money section of the Wall Street Journal on January 1, April 1, July 1 and October 1 (or if not a business day, the next business day) for the quarter beginning on that date.
                                    Interest will be payable quarterly in
                                    arrears on April 15, July 15, October 15 and
                                    January 15. The first interest period will be from December 29, 2000 to March 31, 2001 at a rate of 10.5%.

Restriction on Amount ...........   A $5,000 minimum purchase is required, and
Purchased                           subscriptions in excess of $250,000 which do
                                    not bear a reasonable relationship to the subscribing shareholder's ownership in NHI must be approved by the Company.

Purpose and Use of Proceeds .....   To repay our outstanding 7.75% convertible
                                    subordinated debentures and general
                                    corporate purposes. See "Use of Proceeds."

Conversion Rights ...............   The debentures are convertible, on and after
                                    July 31, 2001 and prior to redemption or maturity, into shares of common stock at a price of $7.00 per share. The conversion price is subject to adjustment in the event of stock splits, stock dividends and certain similar events. To protect our status as a REIT, a holder may not convert a debenture if as a result of such conversion any person would own, directly or indirectly, 9.9% or more of our common stock. See "Description of the Debentures--Conversion Rights."

Optional Redemption..............   The debentures are redeemable, at
                                    any time after January 1, 2002, at the
                                    option of NHI, in whole or from time to time in part, at a redemption price equal to the sum of the principal amount of the debentures being redeemed plus accrued interest thereon to the redemption date. See
                                    "Description of the Debentures--Optional
                                    Redemption by NHI."

Anticipated Participation .......   Certain officers and significant
                                    shareholders of the Company have indicated that they intend to purchase $6 million principal amount of the debentures.

Mandatory Redemption ............   We are not required to make any mandatory
                                    redemption or annual sinking fund payments.

Restrictions on Consolidation, ..   NHI may not consolidate with, merge into or
Merger or Sale of Assets            transfer all or substantially all of its
                                    assets to another person unless (1) such person assumes all of our obligations under the debentures and the indenture, (2) no default or event of default shall have occurred and be continuing and (3) certain conditions are met if such person is not a U.S. corporation.

Ranking .........................   The debentures will be general unsecured
                                    obligations and will rank senior to our
                                    other unsecured and subordinated
                                    indebtedness. The debentures will be
                                    expressly subordinated to, and subject in right of payment to, the prior payment in full of the principal of, premium, if any, and interest on senior indebtedness. See
                                    "Description of the Debentures
                                    --Subordination."

Unsecured Status ................   The debentures are unsecured. See
                                    "Description of the Debentures--General" in the accompanying prospectus.

Trustee and Escrow Agent ........   U.S. Bank Trust National Association

Listing .........................   We intend to make application to list the
                                    debentures and the shares issuable upon
                                    conversion on the New York Stock Exchange.

                                  RISK FACTORS

         This prospectus supplement contains forward-looking statements that involve a number of risks and uncertainties inherent in the purchase of the debentures or shares. You should be aware that such statements are projections or estimates as to future events, which may or may not occur.

         In addition to the other information in this prospectus supplement, you should carefully consider the following risk factors as well as the risks contained in the accompanying prospectus before deciding whether an investment in the debentures is suitable for you. If any of the adverse events contemplated by these risk factors actually occur, our business, financial condition and results of operations could be materially adversely affected. The risks and uncertainties described below are not the only ones facing NHI, and additional risks and uncertainties may also impair our business operations.

WE HAVE OUTSTANDING $38,060,000 IN 7.75% DEBENTURES WHICH MATURE ON JANUARY 2, 2001.

         NHI has a $38,060,000 debenture obligation which matures January 2, 2001. Using current cash on hand and assuming receipt of proceeds from asset sales and debt service and lease payments between now and that date, we anticipate having approximately $18 million to pay towards this obligation. We intend to use the proceeds from this offering to provide the additional funds needed. There is no minimum amount required to close this offering. If the proceeds raised by this debenture offering, together with asset sale proceeds and cash on hand on January 2, is not sufficient to retire in full those debentures, then we intend to commence liquidation (even at a loss) of its current approximately $38 million marketable securities portfolio. If we are unable to pay the outstanding debenture obligation in full on the due date, we will be in default on that obligation. This default may cause defaults in other debt obligations of NHI, which would have a material adverse impact on our financial position and on our ability to satisfy our obligations under the debentures being offered.

OUR NEW CREDIT FACILITY REQUIRES SUBSTANTIAL SHORT-TERM PRINCIPAL REDUCTIONS.

         We entered into an amended and restated credit facility on November 10, 2000. This credit facility requires us to make $1 million monthly payments of principal through June 2001, $2 million monthly payments of principal from July 2001 through December 2001, and make significant balloon payments of $18 million on June 1, 2001, $48.2 million on December 31, 2001, and $10.8 million on July 31, 2002. If we are unable to sell assets, refinance properties, or induce the early repayment of current debt owed to us by third parties, then our internal cash flow will not be sufficient to make these balloon payments. Failure to make these payments could result in a default in the credit facility, which default in turn could cause a default our other debt obligations, all of which would have a material adverse impact on our financial position and on our ability to satisfy our obligations under the debentures being offered.

WE MAY NOT BE ABLE TO MAINTAIN OUR TAX STATUS AS A REAL ESTATE INVESTMENT TRUST.

         In November 2000, we announced that we would not accrue any cash common stock distributions for the third and fourth quarter of 2000. One of the requirements of a real estate investment trust is that we distribute at least 95% of our REIT taxable income to our shareholders (90% in 2001). While we intend to maintain our status as a real estate investment trust, we may not have sufficient cash flow to make the required distributions. If we are unable to maintain our real estate investment trust status, we would be required to pay federal income taxes, in which case we may be required to sell assets, even at a loss, in a depressed market.

WE MAY NOT BE ABLE TO REPURCHASE OR REDEEM THE DEBENTURES BEING OFFERED.

         On January 1, 2006, the debentures will mature and we may have insufficient funds to satisfy our obligations thereunder.

SOME OF OUR BORROWERS HAVE ENCOUNTERED FINANCIAL DIFFICULTY, THEREBY INCREASING THE RISK THAT WE MAY NOT BE ABLE TO COLLECT ALL OF OUR MORTGAGE LOAN PAYMENTS.

         We currently have mortgage loans totaling approximately $139.8 million that we have designated as non-performing due to the current financial difficulty faced by these borrowers. Some of these borrowers are currently the subject of bankruptcy proceedings. If we are unable to collect on these loans, our business would be materially adversely impacted. If additional loans become uncollectible or non-performing, our business may be materially adversely impacted. Furthermore, uncollectible or non-performing loans severely impact our ability to realize on our collateral or collect expected amounts on account of our portfolio.

OUR LESSEES AND BORROWERS MAY ENCOUNTER REDUCED REVENUES DUE TO HEALTHCARE
REFORM.

         All of our properties are used as healthcare facilities, and therefore, we are is directly affected by the risk associated with the healthcare industry. Our lessees and mortgagors derive a substantial portion of their net operating revenues from third party payers, including the Medicare and Medicaid programs. Such programs are highly regulated and subject to frequent and substantial changes. Effective January 1, 1999, the majority of skilled nursing facilities shifted from payments based on reimbursable cost to a prospective payment system for services provided to Medicare beneficiaries. Long-term care facilities may need to restructure their operations to operate profitably under the new Medicare prospective payment system reimbursement.

         In addition, private payers, including managed care payers, are increasingly demanding discounted fee structures and the assumption by healthcare providers of all or a portion of the financial risk of operating a healthcare facility. Efforts to impose greater discounts and more stringent cost controls are expected to continue. Any changes in reimbursement policies which reduce reimbursement levels could adversely affect revenues of our lessees and borrowers and thereby adversely affect those lessees' and borrowers' abilities to make their monthly lease or debt payments to us.

         As a result of the foregoing, the revenues and margins of the operators of our facilities may decrease, resulting in a reduction of our rent/interest coverage from investments.

THIS OFFERING MAY BE DILUTIVE.

         If the offered debentures are converted into common stock, our shareholders who do not purchase their pro rata share of the debentures will have their ownership percentage diluted. Conversion of the full $20 million of debentures would result in approximately 2,857,000 new shares of common stock being issued. Because we will not know the amount of the debentures sold until approximately December 27, 2000, it is not currently possible to accurately identify the potential dilution to existing shareholders from this offering. Assuming, however, the full $20 million is sold, a shareholder must purchase $.82 of these debentures for every share of stock that the shareholder owns in order to avoid dilution. Therefore, a shareholder with 1,000 shares will need to purchase a debenture in the amount of $820 in order to avoid dilution. Note, however, that the minimum purchase is $5,000.00.

THE DEBENTURES ARE SUBORDINATED TO ALL OTHER SENIOR INDEBTEDNESS.

         The debentures are unsecured and subordinated in right of payment to all of our existing and future senior indebtedness. As a result, in the event of bankruptcy, liquidation or reorganization or upon acceleration of the debentures due to an event of default, our assets will be available to pay obligations on the debentures only after all senior indebtedness has been paid in full in cash or other payment satisfactory to the holders of senior indebtedness. There may not be sufficient assets remaining to pay amounts due on any or all of the debentures then outstanding. The debentures are also effectively subordinated to the indebtedness and other liabilities, including trade payables, of our subsidiaries. The indenture does not prohibit or limit the incurrence of senior indebtedness or the incurrence of other indebtedness and other liabilities by us. The incurrence of additional indebtedness and other liabilities by us could adversely affect our ability to pay our obligations on the debentures. As of November 10, 2000, we had approximately $228.7 million of senior indebtedness. We anticipate that from time to time we will incur additional indebtedness, including senior indebtedness.

WE HAVE $58 MILLION IN DEBENTURES MATURING IN 2004.

We may not be able to pay when the approximately, $58,000,000 in debentures which mature on February 1, 2004. In the event we do not have sufficient funds to pay the outstanding debenture obligation in full on the due date, NHI will be in default on that obligation. This default may cause defaults in other debt obligations of NHI, which would have a material adverse impact on our financial position and on our ability to satisfy our obligations under the debentures being offered.

FLUCTUATIONS IN THE MARKET PRICE OF OUR COMMON STOCK MAY AFFECT THE PRICE OF THE DEBENTURES BEING OFFERED.

         Because the debentures are convertible into shares of our common stock, fluctuations in the market price of our common stock may affect the market price of the debentures. The market price for our common stock is subject to wide fluctuations. For example, the closing price of our common stock on the New York Stock Exchange fluctuated between $5.125 per share and $16.188 per share during the first ten months of 2000.

ALTHOUGH THE DEBENTURES WILL BE REGISTERED, THERE IS CURRENTLY NO EXISTING ACTIVE PUBLIC MARKET FOR THE DEBENTURES.

         We can provide no assurances that an active trading market for the debentures will develop or as to the liquidity or sustainability of any such market, the ability of the holders to sell their debentures or the price at which holders of the debentures will be able to sell their debentures. Future trading prices of the debentures will depend on many factors, including, among other things, prevailing interest rates, our operating results, our dividend policy, the price of our common stock and the market for similar securities.

                               RECENT DEVELOPMENTS

         On October 10, 2000, NHI's existing credit facility matured. After considerable negotiations and analysis of various alternatives including sale of assets, merger or reorganization, on November 10, 2000 NHI and its lending group led by Dresdner Bank AG extended the original $102 million Revolving Credit Facility and combined that facility with the $25 million Bank of Montreal Term Note, formerly due July 2002. Letter of Credit Guarantees in the amount of $12,000,000 outstanding by some of the lenders were also extended. After a $31 million payment, the remaining $96.0 million facility was collateralized by an assignment of certain notes receivable owned by NHI. We are required to make principal payments on the combined facilities of $1 million a month commencing on December 1, 2000 through June 1, 2001, increasing to $2 million a month from July 1 through December 1, 2001. Additional installments in the amount of $18 million, $48.2 million and $10.8 million are due and payable on June 1, 2001 and December 31, 2001 and July 31, 2002 respectively. The combined facility bears interest at a rate of LIBOR plus 2% and provides for a default rate of interest at LIBOR plus 4% upon an event of default and certain other events including the period from the date the 7.75% debentures are paid until the later of the date on which an aggregate of at least $47.0 million principal amount has been paid since the closing date of the combined facilities and the first date on which there is no unsecured obligations under the combined credit facilities. The combined facilities prohibit the payment of dividends until we have paid or replaced the 7.75% debentures and any dividends paid through December 31, 2001 are limited to 90% of our 2001 REIT taxable income.

         In regard to the raising of necessary capital in order to meet the payment schedule on the credit facility, NHI has assembled a group of assets and entered into at least one agreement for the sale of these assets. This sale is conditioned upon the satisfactory completion of due diligence procedures and the arrangement of financing by the purchaser. Additionally, we are aggressively pursuing the refinancing of other assets using the Federal Housing Authority section 232 Mortgage Guaranty Program. Finally, NHI has announced that it does not currently plan to accrue a dividend for the last two fiscal quarters of calendar year 2000, dedicating that cash flow to the retirement of debt.

                       RATIO OF EARNINGS TO FIXED CHARGES

         The following table sets forth our consolidated ratios of earnings to fixed charges for each of the years ended December 31, 1995, 1996, 1997, 1998 and 1999 and for each of the nine months ended September 30, 1999 and 2000:

                         Year Ended December 31                                Nine Months Ended
                                                                                 September 30
     1995            1996          1997          1998           1999          1999          2000
     ----            ----          ----          ----           ----          ----          ----
     2.2:1          3.6:1         3.9:1          4.2:1         2.9:1         3.3:1          2.3:1

         For purposes of calculating the ratio of earnings to fixed charges of the Company, "earnings" equal the sum of net income and Fixed Charges. "Fixed Charges" consists of interest on all indebtedness, amortization of loan costs and preferred stock dividends.

                   SELECTED CONSOLIDATED FINANCIAL INFORMATION

         The following selected consolidated financial information of NHI for the years ended December 31, 1995, 1996, 1997, 1998 and 1999 has been derived from our audited consolidated financial statements, which have been audited by Arthur Andersen LLP, independent accountants. The selected financial information of NHI for the nine months ended September 30, 1999 and 2000 is derived from our unaudited consolidated financial statements and the related notes thereto included and incorporated by reference herein. The unaudited periods below, in the opinion of management, include all adjustments which are necessary to fairly present our financial position and results of operations. Results for the nine months ended September 30, 2000 are not necessarily indicative of results for the full year.

                         NATIONAL HEALTH INVESTORS, INC.
                             SELECTED FINANCIAL DATA
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                      Nine Months Ended
                                         September 30
                                    ---------------------
 Year Ended December 31                 2000        1999         1999          1998         1997         1996         1995
                                    ---------   ---------    ---------    ---------    ---------    ---------    ---------
 Net revenues                       $ 111,014   $  91,906    $ 131,158    $ 106,552    $ 111,410    $  99,429    $  90,068
 Net income                            33,217      47,981       53,618       69,645       75,388       67,164       49,692
 Net income per share
      Basic                          $   1.31    $   1.92      $  2.13      $  2.72     $   3.01     $   2.92     $   2.63
      Diluted                            1.31        1.91         2.13         2.69         2.92         2.81         2.48

 Mortgages and other
    investments, net                $ 462,732   $ 479,617    $ 441,906    $ 495,964    $ 479,194    $ 553,456    $ 505,108
 Real estate properties, net          283,916     298,764      316,021      245,538      200,069      184,255      123,195
 Total assets                         772,857     806,472      788,545      769,198      753,033      748,672      639,256
 Long term debt                       170,761     174,610      172,870      151,559      155,659      160,008      141,103
 Credit facilities                     90,000      88,000       88,000       58,500            -       59,000       31,750
 Convertible subordinated
    debentures                         94,551      97,286       95,741      100,096      119,038       90,735       82,316
 Total stockholders' equity           396,058     411,184      392,640      424,660      444,080      409,683      356,981

 Common shares outstanding         24,383,620  24,364,888   24,382,987   24,364,391   24,753,570   23,474,751   20,535,014
 Weighted average common shares
    Basic                          24,383,444  24,364,827   24,365,027   24,964,047   24,394,044   21,916,921   16,381,826
    Diluted                        24,468,173  27,896,724   24,367,529   28,689,192   28,887,987   27,211,999   22,851,888

 Common dividends declared
         per share                   $   1.28    $   2.22      $  2.96      $  2.96     $   2.96     $   2.84     $   2.61

                                 CAPITALIZATION

    The following table sets forth our consolidated capitalization (1) as of September 30, 2000, (2) as adjusted to reflect repayments of credit facility and other long-term debt on October 10, and November 10, 2000, and (3) as adjusted to reflect full subscription of this offering and the application of the net proceeds as described under "Use of Proceeds."

    The capitalization table should be read together with our consolidated financial statements and the related notes thereto incorporated herein.

                                                                      At September 30, 2000
                                                                      ---------------------

                                                                                As             As
                                                               Actual(1)    Adjusted(2)    Adjusted(3)
                                                               ---------    -----------    -----------
                                                                          (in thousands)
Indebtedness and Other Liabilities:
  Long-term debt                                                $170,761     $164,306        $164,306
  Credit facilities                                               90,000       65,455          65,455
  Convertible subordinated debentures existing                    94,551       94,551          56,491
  Convertible subordinated debentures offering                     0-           0-             20,000
                                                                --------     --------        --------
          Total Indebtedness and Other Liabilities               355,312      324,312         306,252
                                                                --------     --------        --------
Shareholders' Equity:
  Preferred Stock                                                 21,700       21,700          21,700
  Common Stock                                                       244          244             244
  Capital in excess of par value of common stock                 425,980      425,980         425,980
  Cumulative net income                                          427,382      427,382         427,318
  Cumulative dividends                                          (463,820)    (463,820)       (463,820)
  Unrealized losses on securities                                (15,428)     (15,428)        (15,428)
                                                                --------     --------        --------
          Total Shareholders' Equity                             396,058      396,058         395,994
                                                                --------     --------        --------
               Total Capitalization                             $751,370     $720,370        $702,556
                                                                ========     ========        ========

                                 USE OF PROCEEDS

         We anticipate using the net proceeds from this offering, plus available cash, potential asset sales and potential marketable security sales for the repayment of our 7.75% convertible subordinated debentures, which at September 30, 2000 totaled $38,060,000. These existing debentures mature on January 2, 2001 and management expects approximately $38.1 million of cash will be needed to retire the 7.75% debentures on that date.

                                    BUSINESS

         NHI is a real estate investment trust which invests primarily in income producing health care properties with emphasis on the long-term care sector. As of September 30, 2000, NHI had interests in net real estate owned, and investments in mortgages, REMICs, preferred stock and marketable securities resulting in total invested assets of $746.6 million. NHI's strategy has been to primarily invest in long term health care real estate which generates current income which will be distributed to stockholders. Under current market conditions plus certain limitations in our bank covenants, no such investments are currently being solicited or closed and no common stock cash distributions for the third and fourth quarters of 2000 will be accrued.

         As of September 30, 2000, NHI was diversified with investments in 199 health care facilities located in 26 states consisting of 143 long-term care facilities, two acute care hospitals, eight medical office buildings, 22 assisted living facilities, seven retirement centers and 17 residential projects for the developmentally disabled. These investments consisted of approximately $335.1 million aggregate principal amount of loans to 28 borrowers, $283.9 million of purchase leaseback transactions with seven lessees and $37.3 million invested in REMIC pass through certificates backed by first mortgage loans to 10 operators. Of these 199 facilities, 59 are leased to or managed by National HealthCare Corporation ("NHC"). NHC is NHI's investment advisor.

         At September 30, 2000, 58.5% of the total invested assets of the health care facilities were operated by public operators, 20.5% by regional operators, and 21.0% by small operators.


TYPES OF HEALTH CARE FACILITIES

          Long-term care facilities. As of September 30, 2000, we owned and leased 54 licensed long-term care facilities, 52 of which were operated by NHC. The remaining two licensed long-term care facilities are managed by one other long-term care company. We also had outstanding first mortgage loans and REMIC investments on 89 additional licensed long-term care facilities, three of which were operated by NHC. All of these facilities provide some combination of skilled and intermediate nursing and rehabilitative care, including speech, physical and occupational therapy. The operators of the long-term care facilities receive payment from a combination of private pay sources and government programs such as Medicaid and Medicare. Long-term care facilities are required to obtain state licenses and are highly regulated at the federal, state and local level. Most long-term care facilities must obtain certificates of need from the state before opening or expanding such facilities.

         Acute and long term care hospitals. As of September 30, 2000, we owned and leased one acute care hospital and had an outstanding first mortgage loan on one additional operating long term care hospital. Acute care hospitals provide a wide range of inpatient and outpatient services and are subject to extensive federal, state and local legislation and regulation. Long-term care hospitals provide specialty care services for chronic care patients, whose average length of stay must exceed twenty-five days. Acute and long term care hospitals undergo periodic surveys regarding standards of medical care, equipment and hygiene as a condition of licensure and Medicare participation. Services provided by acute and long term care hospitals are generally paid for by a combination of private pay sources and governmental programs.

         Medical office buildings. As of September 30, 2000, we owned and leased seven medical office buildings. In addition, we had a first mortgage loan on one medical office building. Medical office buildings are specifically configured office buildings whose tenants are primarily physicians and other medical practitioners. Medical office buildings differ from conventional office buildings due to the special requirements of the tenants and their patients. Each of our owned medical office buildings is leased to one lessee, and is physically attached to an acute care hospital. The lessee then leases individual office space to the physicians or other medical practitioners. The lessee is responsible to NHI for the lease obligations of the entire building, regardless of its ability to lease the individual office space.

         Assisted Living Facilities. NHI owns 15 assisted living facilities, four of which are leased to a subsidiary of Marriott International, and eleven to Alterra, Inc. We also have first mortgages on seven additional assisted living projects. Assisted living unit facilities are free standing facilities or facilities which are attached to long term care facilities or retirement facilities, and provide basic room and board functions for the elderly. Some assisted living projects include licensed long term care (nursing home) beds. On-site staff are normally available to assist with minor medical needs on an as-needed basis.

         Retirement Centers. NHI owns five retirement centers, four of which are leased to NHC and one to Sun Healthcare. NHI has first mortgages on two others. Retirement centers offer specially designed residential units for the active and ambulatory elderly and provide various ancillary services for their residents including restaurants, activity rooms and social areas. Charges for services are paid from private sources without assistance from government programs. Retirement centers may be licensed and regulated in some states, but do not require the issuance of a certificate of need such as is normally required for long-term care facilities.

         Residences for the developmentally disabled. As of September 30, 2000, we had outstanding first mortgage notes on 17 residences for the developmentally disabled. Residences for the developmentally disabled are generally small home-like environments which accommodate six to eight mentally and developmentally disabled persons. These persons obtain custodial care which includes food, lodging, education and transportation services. These community based services are usually licensed and are replacing the large state institutions which have historically provided care to the developmentally disabled. Services to the developmentally disabled are primarily paid for by state Medicaid programs.

COMPETITION AND MARKET CONDITIONS

         NHI competes, primarily on the basis of price, available capital, knowledge of the industry, and flexibility of financing structure, with real estate partnerships, other REITs and other investors (including, but not limited to, banks, insurance companies, and investment bankers developing securities in mortgage funds) in the acquisition, leasing and financing of health care related entities.

         The operators of the health care facilities compete on a local and regional basis with operators of facilities that provide comparable services. Operators compete for patients and staff based on quality of care, reputation, physical appearance of facilities, services offered, family preference, physicians, staff and price. They compete with independent operators as well as companies managing multiple facilities, some of which are substantially larger and have greater resources than the operators of the health care facilities. Some of these facilities are operated for profit while others are owned by governmental agencies or tax-exempt non-profit organizations.

         In mid 1998 the long term care industry began experiencing severe Medicare revenue reductions brought about by the enactment of the 1997 Balanced Budget Act ("BBA `97"). Additionally, the assisted living industry experienced slower fill-up rates on new projects and more competition for their mature projects as overbuilding occurred in more and more markets. Stock prices for publicly traded long term care companies declined precipitously and companies announced greatly reduced earnings or even significant losses. By the end of 1999, two of the four largest public long term care companies were in bankruptcy and at least three of the top ten private long term care companies were also. By February 3, 2000 two other public healthcare companies filed for bankruptcy protection.

         With the operators in such dire financial distress it is not surprising that the health care REIT industry - including NHI - has seen such a reduction in market capitalization to the extent that using publicly sold equity to generate capital is not a realistic option. Additionally, commercial borrowing sources are restricting if not altogether avoiding investments in health care REIT debt issues. Accordingly, NHI is not currently competing with any healthcare REITs or commercial banks for placing new mortgage loans or sale leasebacks. Instead, NHI is focusing on monitoring closely its investments, rather than making new ones.

OPERATORS

         The majority (by total real estate assets) of the health care facilities are operated by third party management companies on behalf of the owner or lessee. The balance of the health care facilities are operated by the owner or lessee. As a percent of total investments, 58.5% of the health care facilities are operated by publicly-owned companies, while 20.5% are operated by multistate regional health care operators. Generally, a third party operator of a facility is not liable to NHI under the mortgage or lease; however, NHI considers the operator to be an important factor in determining the creditworthiness of the investment and NHI generally has the right to approve any changes in operators. On some investments, the third party operator of a facility guarantees at least a portion of the lease or mortgage. Operators of the health care facilities include NHC, Marriott Senior Living Services, Lenox HealthCare, Inc., Alterra, Inc. Sun Healthcare, Integrated Health Services, Inc., Columbia/HCA, Paracelcus, Beverly Enterprises, Res-Care, Inc., American Retirement Corp., Mariner Post Acute Services, and Centennial Healthcare Corporation. Lenox, Sun HealthCare, Mariner Post Acute Services and Integrated Health Services are currently in bankruptcy. There could be an adverse impact to NHI as a result of these bankruptcies.

NHC MASTER AGREEMENT TO LEASE

         The master agreement to lease with NHC regarding 40 nursing homes and three retirement centers, sets forth certain terms and conditions applicable to all leases entered into by and between NHC and NHI. The leases are for an initial term expiring on December 31, 2001 with two five year renewal options at the election of NHC which allow for the renewal of the leases on an omnibus basis only. During the initial term and the first renewal term (which has been exercised), NHC is obligated to pay annual base rent for the respective health care facilities aggregating $15.2 million plus additional rent described below. During the second renewal term, NHC is required to pay annual base rent based on the then fair market rental of the property as negotiated at that time between NHC and NHI. The master agreement also obligates NHC to pay as additional rent under each lease all payments of interest and principal and other payments due under each mortgage to which the conveyance of the respective health care facility to NHI was subject or any refinancing of mortgage debt that matures or is required to be paid in its entirety during the term of the lease. In addition, in each quarter of each year after 1992 (the first full calendar year of the term of the master agreement), NHC is obligated to pay percentage rent to NHI equal to 3% of the amount by which gross revenues of each NHC leased health care facility in such later quarter exceeds the gross revenues of such health care facility in the applicable quarter of 1992. NHC paid $1.2 million as percentage rent for 1999.

         The master agreement is a "triple net lease", under which NHC is responsible to pay all taxes, utilities, insurance premium costs, repairs (including structural portions of the buildings, constituting a part of the health care facilities) and other charges relating to the ownership and operation of the health care facilities. NHC is obligated at its expense to keep all improvements and fixtures and other components of the health care facilities covered by "all risk" insurance in an amount equal to the full replacement costs thereof, insurance against boiler explosion and similar insurance, flood insurance if the land constituting the health care facility is located within a designated flood plain area and to maintain specified minimal personal injury and property damage insurance, protecting NHI as well as NHC at such health care facility. NHC is also obligated to indemnify and hold harmless NHI from all claims resulting from the use and occupancy of each health care facility by NHC or persons claiming under NHC and related activities, as well as to indemnify NHI against, all costs related to any release, discovery, cleanup and removal of hazardous substances or materials on, or other environmental responsibility with respect to, each health care facility leased by NHC.

LOAN FORECLOSURES

         During late 1998 and during 1999, NHI purchased 17 long-term health care facilities and a retirement center for $81.4 million. The purchases were undertaken either in foreclosure or in lieu of foreclosure due to financial defaults on first mortgage loans with three different owners. The mortgages had been funded from 1993 through 1996 in original principal amounts totaling $88.6 million.

         NHI is treating each of the properties described above as foreclosure property for federal income tax purposes. With this election, unqualified income generated by the properties is expected to be treated as qualified income for a minimum of two years from the purchase date for purpose of the income-source tests that must be satisfied by real estate investment trusts to maintain their tax status.

         In January 2000, NHI sold the real estate, property and equipment of six long-term health care facilities on which it had foreclosed (and which is included in the $81.4 million mentioned above) to Care Foundation of America, Inc. ("Care") for $25.9 million in exchange for a note receivable from Care. In accordance with the provisions of Statement of Financial Accounting Standards No. 66, "Accounting for Sales of Real Estate", NHI has accounted for the transaction under the installment method. The note receivable from Care bears interest at 10% and is collateralized by the first mortgages on the six long-term health care facilities and the corporate guarantee of NHC for up to $3.0 million of principal and interest. Care is current in its payments under the note receivable.

BORROWER BANKRUPTCY

         Lenox Healthcare, Inc. and its affiliates ("Lenox") have filed for Chapter 11 Bankruptcy protection in the United States Bankruptcy District Court in Wilmington, Delaware. NHI's loans may be impacted as follows:

         Zurich North America Capital Corporation (an affiliate of Lenox) - In 1996, NHI funded a mortgage loan for Zurich North America Capital Corporation in the original principal amount of $26,000,000. Collateral for the loan includes first mortgages on ten long-term health care facilities, leasehold assignment of certain existing leases on the properties, the corporate guarantees of Lenox and Greylock Health Corporation, and certain personal guarantees. Lenox is the operator of nine of the ten long-term health care facilities located in the states of Kansas and Missouri. The tenth facility has been closed during the bankruptcy.

         At September 30, 2000, the net carrying value of the loan is approximately $23,800,000. NHI is currently evaluating the health care center portion of the collateral given the bankruptcy status of the manager and other circumstances affecting the centers but believes that the combined collateral supports the net carrying value of the mortgage. On

         September 26, 2000, NHI and the debtor in possession entered into a Settlement Agreement, which is subject to approval by the creditors of the bankrupt estate and the bankruptcy court. The proposed agreement will verify the principal balance of the mortgage as of June 30, 2000, and restate the interest rate on the restated mortgage amount at rates from 9 to 11 percent with the mortgage balance becoming due and payable on December 31, 2002. Additionally, Lenox has recommenced making interest payments on the loan.

         Pinellas Healthcare Investors, Inc. - In 1995, NHI funded a mortgage loan for Pinellas Healthcare Investors, Inc. in the original principal amount of $4,500,000. An affiliate of Lenox was the operator and lessee of the facility. Collateral for the loan included a first mortgage on the facility, the corporate guarantee of Stockbridge Investment Partners, Inc., certain personal guarantees, and certain accounts receivable. During the second quarter of 2000, Lenox notified NHI that it rejected its lease with bankruptcy court approval. NHI approved the assignment of the Lenox lease to an unaffiliated company in order to allow the center to continue operations. On September 15, 2000, NHI completed foreclosure action against the borrower and obtained title to the project in the name of an NHI subsidiary.

         At September 30, 2000, the net carrying value of the realty is approximately $1,449,000. Although the property has been leased to a third party, rental income is limited to available cash flow, of which there currently is none. NHI believes that the combined collateral supports the net carrying value of the realty.

         Colonial Land Corporation - In 1996, NHI funded a mortgage loan for Colonial Land Corporation in the original amount of $25,000,000. Collateral for the loan includes first mortgages and lease assignments on six long-term health care facilities located in Virginia. Although Colonial Land Corporation is not included in the Lenox bankruptcy filing, Lenox manages three of the facilities, and Mr. Tom Clarke, the principal owner of Lenox, is also an owner of Colonial Land Corporation.

         At September 30, 2000, the net carrying value of the loan is approximately $19,300,000, which earns interest at 10.8%. NHI is currently evaluating the health care portion of the collateral given the bankruptcy status of the manager and other circumstances affecting the centers but believes that the combined collateral supports the net carrying value of the mortgage.

         Other Entities Owned by Principals of Lenox - Not Affected by Lenox Bankruptcy - Although not impacted by the bankruptcy filing, Mr. Tom Clarke, the principal owner of Lenox, is involved as a principal in other entities financed by NHI. The carrying value of NHI's investments in these other entities is $10,200,000 at September 30, 2000. At the present time, NHI knows of no reason to assume that these entities will be negatively impacted by the Lenox filing or that any loss of income or asset value will occur.

OTHER NON-PERFORMING LOANS

         In addition, NHI has determined that the following loans are non-performing loans.

         Brookside Inn - NHI's investment totaled $5,138,000 as of September 30, 2000. NHI has initiated foreclosure proceedings against the owner, but is currently forbearing from pursuing this action. The owner is making current payments, plus repaying over the next eighteen months approximately four months of missed payments. NHI believes that the expected cash flows from this loan, along with the value of the collateral, support the net carrying value of this loan.

          SouthTrust Loan Participation - NHI has a 50% interest in a loan made by SouthTrust Bank to Integrated Health Services, Inc. ("IHS"). NHI's loan balance at September 30, 2000 totaled $25,643,000. IHS and its affiliates have filed for Chapter 11 bankruptcy protection. In May 2000 during a collateralization hearing, the bankruptcy court ruled that the value of the collateral supporting NHI's loan exceeds the balance due to NHI under the loan. Based on this ruling and based on NHI's knowledge, NHI believes that the collateral supports the net carrying value of this loan; however, the debtor is not currently making mortgage payments. NHI and SouthTrust Bank have filed for a bankruptcy court order requiring IHS to make "adequate protection payments" and are awaiting the ruling of the Court.

         Autumn Hills Convalescent Centers, Inc. - In 1997, NHI funded a mortgage loan for Autumn Hills Convalescent Centers, Inc. in the original principal amount of $51,500,000. Collateral for the loan includes first mortgages on thirteen long-term health facilities, and certain corporate and personal guarantees. These facilities are located in Texas. At September 30, 2000 the net carrying value of the loan is approximately $45,200,000, which earns 10.5% interest. NHI has not received all principal and interest payments as due and has entered into a Forbearance Agreement with the Borrower. This Agreement allows for partial payments while the Borrower secures HUD financing. NHI is currently evaluating the health care center portion of the collateral given the circumstances affecting the centers but believes that the combined collateral supports the net carrying value of the mortgage. NHI has filed a lawsuit against the individual guarantor on his guarantee.

         Morningside - NHI's investment totaled approximately $21,200,000 at September 30, 2000 and is secured by four long-term health care facilities in Virginia and Maryland. NHI has not received all principal and interest payments as due and the owners of the facilities have indicated that they will make no additional equity contributions to the facilities. NHI is currently evaluating the collateral supporting this loan but believes that it supports the net carrying value of the mortgage.

LOAN INCOME RECOGNITION

         During the quarter ended September 30, 2000, NHI concluded that the current events surrounding six mortgage loans required the writeoff of previously recorded interest receivables under the Company's policy to accrue up to 90 days of unpaid interest if believed collectable. These write offs, totaling $4.6 million, have been included in loan loss expense in the interim condensed consolidated statement of income. During this quarter, these loans were affected by various bankruptcy court rulings and judgments about possible refinancing and other collateral values to the extent that NHI determined that the accruals should be reserved. Also, NHI determined that any additional accruals for payments not received on these loans during the quarter should not be recorded. NHI has been during the third quarter and is continuing to evaluate the current events and circumstances that are affecting the borrowers under these six mortgage loans totaling a net book value of $139.8 million. These borrowers have either filed for protection under the bankruptcy laws or have not made scheduled payments under their loans. NHI believes that additional events (including borrowers emerging from bankruptcy, additional bankruptcy court rulings or the completion by the borrowers of refinancings with other lenders or other events that effect collectibility) could occur during the fourth quarter of 2000. NHI is concerned that these events, if adverse to NHI, will indicate a further impairment of the net book value of these loans. If such adverse events occur, NHI will record the impairment charges in the fourth quarter. However, NHI believes that the effect of any adverse events would not exceed $15.0 million.

         Mortgage and other notes receivable were reduced by an allowance for loan losses of $9.3 million at September 30, 2000.

DEBT AND RELATED GUARANTEE

         NHC and NHI both have interests in a debt instrument originally financed through the National Health Corporation Leveraged Employee Stock Ownership Plan and Trust. As of September 30, 2000, the total debt balance on the loan was $23.2 million, of which $10.6 million is the primary obligation of NHI. NHI guarantees, and is contingently obligated on, the remaining $12.6 million of the outstanding balance under this loan. On July 7, 2000, under the terms of the debt agreement, NHC, purchased the entire $23.2 million debt instrument from the previous holders to protect NHC's interest in the debt and to prevent NHI from being in default under a contractual obligation to purchase the debt. On September 30, 2000, NHI had the liquidity and purchased the $23.2 million debt instrument from NHC. Subsequent to the quarter end, NHC repurchased the outstanding notes from NHI. NHI remains liable for its primary obligations which are unchanged and contingently liable on its guarantee as discussed above. NHI believes that all terms and conditions of this and other debt obligations are currently in full compliance.

COMMITMENTS

         At November 20, 2000, NHI was committed, subject to due diligence and financial performance goals, to fund approximately $2.9 million in health care real estate projects, all of which is expected to be funded within the next 12 months. The commitments include mortgage loans or purchase leaseback agreements for one long-term health care center, two assisted living facilities, and one hospital all at rates ranging from 10% to 11.5%.

         NHI is currently limited in its ability to make new investments due to a lack of availability of reasonably priced capital, certain limitations under its covenants in the combined credit facilities and its short-term liquidity demands. However, NHI believes it has sufficient liquidity and cash flow to finance current investments for which it is committed. The following table sets forth information regarding NHI's commitments as of September 30, 2000.

                           FACILITY TYPE                          NUMBER OF                COMMITMENTS
                                                                  FACILITIES              (IN THOUSANDS)
         Long-Term Care                                                1                       $ 215
         Hospitals                                                     1                       1,923
         Assisted Living                                               2                         776
                                                                                               -----
         Total commitments                                                                     2,914
                                                                                               =====

INVESTMENT POLICIES

         NHI's investment objectives are (1) to provide current income for distribution to its stockholders through investments primarily in health care related facilities, (2) to provide the opportunity to realize capital growth resulting from appreciation, if any, in the residual value of its portfolio properties, and (3) to preserve and protect stockholders' capital. There can be no assurance that these objectives will be realized. It is not the present intention of NHI to sell its properties and reinvest in other investments for the purpose of realizing gains resulting from the appreciation of value of those properties; NHI, however, in the future would consider selling properties in the event circumstances should arise which would make a sale advisable or attractive.

         NHI does not anticipate seeking and is limited under certain covenants in the combined credit facilities from making further significant health care related investments such as lease or mortgage financing during 2000 and 2001 and will instead focus on monitoring and enhancing its current investments, with specific emphasis on its foreclosure properties. NHI plans to continue its goal of reducing its ratio of debt to shareholder's equity. If the late 1999 amendments to BBA '97 generate renewed investment confidence in the long term care industry, NHI will once again compete with health care providers and investors, including other real estate investment trusts, for additional health care related investments. In evaluating potential investments, NHI considers such factors, as (1) the geographic area and type of property, (2) the location, construction quality, condition and design of the property, (3) the current and anticipated cash flow and its adequacy to meet operational needs and lease or mortgage obligations and to provide a competitive market return on equity to NHI's investors, (4) the growth, tax and regulatory environments of the communities in which the properties are located, (5) occupancy and demand for similar health care facilities in the same or nearby communities, (6) the quality, experience and creditworthiness of the management operating the facilities located on the property, and (7) the mix of private and government sponsored patients. There can be no assurances that these intentions will be realized.

         We will not, without the prior approval of a majority of the board of directors, enter into any joint venture relationships with or acquire from or sell to any director, officer, or employee of NHC or NHI, or any affiliate thereof, as the case may be, any of the assets or other property of NHI. NHI's credit agreements limit the amount of investment in any one borrower to 25% of our assets, except for investments in NHC which is limited to 35% of our assets.

         The board of directors, without the approval of the stockholders, may alter NHI's investment policies if they determine that such a change is in the best interests of NHI and its stockholders. The methods of implementing our investment policies may vary as new investment and financing techniques are developed or for other reasons.

ADVISORY AGREEMENT

         NHI entered into the advisory agreement on October 17, 1991 with NHC as Advisor under which NHC provides management and advisory services to us during the term of the advisory agreement. NHI believes the advisory agreement benefits us by providing access to NHC's extensive experience in the ownership and management of long-term care facilities and retirement centers. Under the advisory agreement, we engaged NHC to use its best efforts (1) to present to NHI a continuing and suitable investment program consistent with the investment policies of NHI adopted by the board of directors from time to time, (2) to manage the day-to-day affairs and operations of NHI, and (3) to provide administrative services and facilities appropriate for such management. In performing its obligations under the advisory agreement, NHC is subject to the supervision of and policies established by the board of directors.

         The advisory agreement was initially for a stated term which expired December 31, 1997. The agreement is now on a year to year term. Either party may terminate the advisory agreement at any time on 90 days notice, and NHI may terminate the advisory agreement for cause at any time. For its services under the advisory agreement, the advisor is entitled to annual compensation in a base amount of $1.6 million, payable in monthly installments of $135,417. This fee is subordinate to NHI's funds from operations and dividend paid annually equaling or exceeding $2.00 per diluted share. Fees so subordinated are accrued. Under the advisory agreement, NHI reimburses NHC for certain out of pocket expenses including those incurred in connection with borrowed money, taxes, fees to independent contractors, legal and accounting services and stockholder distributions and communications. For 1993 and later years the annual compensation is calculated on a formula which is related to the increase in funds from operations per common share. In 1999, the annual compensation expense under the advisory agreement was $2.8 million. For the nine months ended September 30, 2000, NHI has accrued $2.2 million under the terms of the advisory agreement.

         Pursuant to the advisory agreement, NHC manages all of the day-to-day affairs of NHI and provides all such services through its personnel. The advisory agreement provides that without regard to the amount of compensation received by NHC under the advisory agreement, NHC shall pay all expenses in performing its obligations including the employment expenses of the officers and directors and personnel of NHC providing services to NHI. The advisory agreement further provides that NHI shall pay the expenses incurred with respect to and allocable to the prudent operation and business of NHI including any fees, salaries, and other employment costs, taxes and expenses paid to directors, officers and employees of NHI who are not also employees of NHC. Currently, other than the directors who are not employees of NHC, NHI does not have any officers or employees who are not also employees of NHC. NHI's three executive officers, Mr. W. Andrew Adams, Mr. Robert G. Adams and Mr. Richard F. LaRoche, Jr. are employees of NHC and all of their fees, salaries and employment costs are paid by NHC, but a portion of their bonus, if any, is allocated to NHI.

         In addition, although not specifically provided for in the advisory agreement, during 1999 NHI granted to directors of NHI and key employees of NHC stock options to purchase a total of 145,000 shares of common stock for the benefit of various key employees and outside directors. Additionally, NHI has implemented an option exercise loan guaranty program, the purpose of which is to facilitate directors and key personnel exercising options to purchase NHI common stock. Pursuant to board of directors' resolution unanimously passed, each director and key employee to whom options to purchase NHI common shares have been granted is eligible to benefit from a NHI guaranty on up to $100,000 per year of loans made from commercial banking institutions, the proceeds of which are used to exercise NHI options. The guarantee is structured as follows: option holders must pledge to NHI 125% of the loan amount in publicly traded stock as additional collateral for the guarantee; the option holder must personally guarantee the loan to the bank; the interest rate charged by the bank and all expenses pertaining to the loan are to be borne by the director or employee and the maximum outstanding amount of loan guarantees is $5.0 million. Furthermore, this facility is to have a one year term and be renewable at the board's discretion.

FEDERAL INCOME TAX

         NHI believes that it has operated its business so as to qualify as a real estate investment trust ("REIT") under Sections 856 through 860 of the Internal Revenue Code of 1986 and NHI intends to continue to operate in such a manner, but no assurance can be given that NHI will be able to qualify at all times. If NHI qualifies as a REIT, it will generally not be subject to federal corporate income taxes on its net income that is currently distributed to its stockholders. This treatment substantially eliminates the "double taxation" (at the corporate and stockholder levels) that typically applies to corporate dividends. NHI's failure to continue to qualify under the applicable REIT qualification rules and regulations would have a material adverse impact on the financial position, results of operations and cash flows of NHI.

         NHI is aware of certain income tax contingencies with regards to limitations on ownership of its stock and to its use of an independent contractor to mange certain of its foreclosure properties. In order to fully resolve the contingencies, NHI is in the process of requesting from the Internal Revenue Service closing agreements regarding each of these contingencies. NHI's management, based on its discussions with its legal counsel, understands that other real estate investment trusts have been successful in obtaining closing agreements with the IRS regarding real estate investment trust qualification issues. However, it is possible that the IRS will not rule in favor of NHI. Such an unfavorable ruling could result in the assessment of taxes, penalties and interest by the IRS that are material to NHI's financial statements taken as a whole and could also result in the loss of NHI's status as a real estate investment trust, which would have a significant adverse impact on the financial position, results of operations and cash flows of NHI.

         As a REIT, NHI is required to distribute at least 95% of its taxable income through the payment of dividends that are eligible for the REIT dividends paid deduction. During 2000, the Company has paid in cash $1.28 per share in common stock dividends. These dividends should be eligible for the REIT dividends paid deduction as long as NHI retains its status as a REIT and the dividends are not considered preferential with respect to any other class of stock. We believe that the dividends paid to date qualify for the REIT deduction for dividends paid. We intend to preserve NHI's status as a REIT and do not believe that our intent to not accrue a third and fourth quarter year 2000 common stock cash dividend should impact our REIT tax status. We will continue to evaluate the dividends previously paid in 2000 in relation to 2000 REIT taxable income. If necessary, we will consider alternative forms of distributions. For example, we may consider paying dividends in 2001, which, under certain circumstances, may qualify for REIT deduction for dividends paid against 2000 REIT taxable income. These alternatives could also include a taxable stock dividend in 2000 with a fair market value sufficient to meet the distribution requirement.

                              PLAN OF DISTRIBUTION

         We will offer $20 million of the debentures until December 20, 2000 to our shareholders and the holders of our 7.75% convertible subordinated debentures due 2001 and 7.0 subordinated debentures due 2004. The minimum purchase per person is $5,000 and purchases over $250,000 that do not relate to the shareholders current ownership percentage must be approved by the Company. In the event our shareholders and the holders of our debentures purchase less than $20 million of the debentures, we may offer the remaining amount to the public, until December 27, 2000. In the event the offering is oversubscribed the procedures below will determine the amounts that may be purchased by each group.

         In the event that the shareholders alone oversubscribe the offering, then neither the debenture holders, nor the public will have the right to purchase debentures and each participating shareholder will be entitled to purchase debentures equal to the sum of: (1) the shareholder's percentage ownership of the common stock multiplied by $20 million; plus (2) an amount equal to: (a) the amount of debentures requested to be purchased by such shareholder divided by the total amount of debentures requested to be purchased by all of the shareholders; multiplied by (b) any debentures not purchased pursuant to (1) above. The minimum purchase per person is $5,000 and purchases over $250,000 that do not relate to the shareholders current ownership percentage must be approved by the Company.

         In the event that the shareholders, together with the debenture holders, oversubscribe the offering, then the public shall have no right to purchase debentures, the shareholders shall purchase all debentures requested and each debenture holder shall purchase an amount of debentures equal to: (1) the amount of debentures requested to be purchased by such debenture holder divided by the total amount of debentures requested to be purchased by all such debenture holders; multiplied by (2) the total amount of the debentures not requested to be purchased by the shareholders.

         In order to exercise your subscription right, each shareholder and/or holder of debentures must complete the enclosed subscription agreement and return it, along with the full purchase price, to the escrow agent. If you are a shareholder who owns your shares through a bank or brokerage account, your broker should have included such an agreement. If not, immediately contact your broker in order to exercise your rights hereunder.

         All payments for the debentures by the existing shareholders and the debenture holders must be delivered to the escrow agent no later than December 20, 2000. U.S. Bank Trust National Association will serve as the escrow agent for this offering.

                          DESCRIPTION OF THE DEBENTURES

         The debentures constitute a separate series of securities (which are more fully described in the prospectus) to be issued pursuant to an indenture, dated as of November, 2000 between NHI and U.S. Bank Trust National Association, as trustee.

         This summary of the debentures is qualified by reference to the indenture. The terms of the debentures include those provisions contained in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939. The following description of the particular terms of the debentures offered hereby supplements, and to the extent inconsistent therewith, replaces, the description of the general terms and provisions of the debt securities set forth in the prospectus.

         The debentures and the indenture will not limit the securities which may be issued by NHI or its subsidiaries and will contain no financial covenants or similar restrictions respecting NHI or its subsidiaries and, therefore, holders of the debentures will have no protection from adverse changes in NHI's financial condition.

PRINCIPAL, MATURITY AND INTEREST

         The debentures will be limited to $20,000,000 in aggregate principal amount and will mature on January 1, 2006. The debentures will bear interest at a rate of prime plus 1% per annum, with a minimum interest rate for the term of the debentures shall be 9.0%. The interest rate shall be adjusted quarterly on each January 1, April 1, July 1 and October 1. Interest will be payable quarterly in arrears on each April 15, July 15, October 15 and January 15. The first interest period will be from December 29, 2000 to March 31, 2001 at an interest rate of 10.5% for that period. Prime means the prime rate reported in the Money Section of the Wall Street Journal. Interest on the debentures will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from the date of original issuance. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

SUBORDINATION

         The debentures will be subordinated in right of payment to the prior payment in full of all senior indebtedness of NHI and will rank pari passu with all other existing and future senior subordinated indebtedness of NHI. As of November 10, 2000, after giving pro forma effect to the offering and the use of proceeds therefrom, senior indebtedness would have been approximately $228,728,406 million. The debentures do not limit the ability of NHI or its subsidiaries to incur other indebtedness, including senior indebtedness, to pledge assets or to contribute assets to subsidiaries. See "Use of Proceeds."

         Senior Indebtedness means the principal, premium, if any, and unpaid interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to the Company whether or not a claim for post-filing interest is allowed in such proceeding), fees, charges, expenses, reimbursement and indemnification obligations, and all other amounts payable under or in respect of (i) Indebtedness of the Company secured by a lien to which property or assets are subject, (ii) the Senior Secured Debt, (iii) all indebtedness and other obligations guaranteed by the Company, (iv) the Company's 10% Senior Subordinated Convertible Debentures in the original aggregate principal amount of $110,000,000 due 2006; or (v) any collateralized guarantee by the Company of Indebtedness of any Person to a third party, as any of the foregoing may be outstanding at any time.

         Subordinated Indebtedness means (i) the principal, premium, if any, and interest on any Indebtedness of the Company which by its terms is expressly subordinated in right of payment to the debentures and (ii) any account payable or other obligation created or assumed by the Company in the ordinary course of its business in connection with the obtaining of materials or services.

         Senior Secured Debt means (i) the obligations of the Company with respect to the Fifth Amended and Restated Credit Agreement with Dresdner Bank AG, New York and Cayman Branches as Agent; (ii) the obligations of the Company with respect to the Series A and Series B Senior Secured ESOP Notes issued by the National Health Corporation Leveraged Employee Stock Ownership Trust; (iii) the obligations of the Company under the Guarantee and Contingent Purchase Agreement dated October 17, 1991 (as such may be amended from time to time) between the Company, SunTrust Bank, Nashville, N.A., as agent, and certain banks named therein; and (iv) the obligations of the Company with respect to the NHC Guarantees (as delivered in the Indenture dated October 17, 1991 related to the Company's 10% Senior Subordinated Convertible Debentures).

         The debentures will be senior and prior in right of payment to all Subordinated Indebtedness, to the extent and in the manner provided in such Subordinated Indebtedness.

         Upon any distribution of assets of NHI in any dissolution, winding-up, liquidation or reorganization of NHI, payment of the principal of, and interest on, the debentures will be subordinated, to the extent and in the manner set forth in the indenture, to the prior payment in full of all senior indebtedness. Such subordination will not prevent the occurrence of an event of default (as defined in the indenture). Upon the happening of any event of default with respect to any senior indebtedness which permits holders of senior indebtedness to accelerate the maturity thereof, then, unless and until such event of default shall have been cured or waived or shall have ceased to exist, no payment or redemption may be made by NHI directly or indirectly, on account of the principal of or interest on the debentures.

         By reason of the subordination of the debentures, in the event of insolvency, holders of the debentures may recover less ratably than NHI's other general creditors.

         The debentures are obligations exclusively of NHI and not of its subsidiaries. Because the operations of NHI are currently conducted through subsidiaries, the cash flow and the consequent ability to service debt of NHI, including the debentures, are dependent, in part, upon the earnings of its subsidiaries and the distribution of those earnings to NHI or upon loans or other payments of funds by those subsidiaries to NHI. The subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due pursuant to the debentures or to make any funds available therefor, whether by dividends, loans or other payments. In addition, the payment of dividends and the making of loans and advances to NHI by its subsidiaries may be subject to statutory or contractual restrictions, are contingent upon the earnings of those subsidiaries and are subject to various business considerations.

         The debentures will be effectively subordinated to all indebtedness and other liabilities, including current liabilities and commitments under leases, if any, of NHI's subsidiaries. Any right of NHI to receive assets of any of its subsidiaries upon liquidation or reorganization of the subsidiary (and the consequent right of the holders of the debentures to participate in those assets) will be effectively subordinated to the claims of that subsidiary's creditors (including the Banks and all other creditors), except to the extent that NHI is itself recognized as a creditor of such subsidiary, in which case the claims of NHI would still be subject to any security interests in the assets of such subsidiary and subordinated to any indebtedness of such subsidiary senior to that held by NHI.

DELIVERY AND FORM OF DEBENTURE

         The debentures will be issued in the form of certificated securities to each purchaser.

CONVERSION RIGHTS

         The debentures will be convertible into common stock at any time on and after July 31, 2001 and before redemption or maturity. The initial conversion price is $7.00 principal amount at maturity per share, subject to adjustment upon the occurrence of various events described below. NHI will pay cash in lieu of any fractional share.

         Such conversion right shall be exercised by the surrender of the debenture to NHI at any time during usual business hours at its principal place of business to be maintained by it, accompanied by written notice that the holder elects to convert the debenture (or a specified portion of the outstanding principal amount thereof) and specifying the name or names (with address) in which a certificate or certificates for shares are to be issued and (if so required by NHI) by a written instrument or instruments of transfer in form reasonably satisfactory to NHI duly executed by the holder or its duly authorized legal representative and transfer tax stamps or funds therefor, if required under the indenture. If less than all of the then outstanding principal amount of the holder's debentures are to be converted, NHI will promptly issue and deliver to the holder a new debenture in the principal amount of the unconverted portion of the debenture submitted for conversion. A holder may convert a portion of a debenture if the portion is $1,000 principal amount or an integral multiple thereof and the remaining debenture is equal to or greater than $5,000.

         No payment or adjustment is to be made on conversion for interest accrued hereon or for dividends on shares of common stock issued on conversion; provided, however, that if a debenture is surrendered for conversion after the record date for a payment of interest and on or before the interest payment date, then, notwithstanding such conversion, the interest falling due to such interest payment date will be paid to the person in whose name the debentures are registered at the close of business on such record date and any debenture surrendered for conversion during the period from the close of business on any regular record payment date to the opening of business on the corresponding interest payment date must be accompanied by payment of an amount equal to the interest payable on such interest payment date.

         If NHI is a party to a consolidation or merger or a transfer or lease of all or substantially all of its assets, the right to convert a debenture into shares of common stock may be changed into a right to convert it into securities, cash or other assets of NHI or another person.

         The conversion price is subject to adjustment if NHI shall, among other things, at any time or from time to time: (1) pay a non-taxable stock dividend or make a non-taxable distribution (other than a dividend or distribution paid or made to the holder) on the outstanding common stock in common stock or other equity interests (which, for purposes of this condition shall include, without limitation, any dividends or distributions in the form of options, warrants or other rights to acquire common stock or other equity interests) of NHI; (2) subdivide the outstanding common stock into a larger number of common stock; (3) combine the outstanding common stock into a smaller number of common stock; (4) issue any equity interest in a reclassification of the common stock; or (5) pay a dividend or make a distribution on the outstanding common stock in common stock or other equity interests pursuant to a rights plan, "poison pill" or similar arrangement.

         Notwithstanding anything herein to the contrary, a holder shall not be entitled to effect the conversion of, and NHI shall not be required to take any steps to effect the conversion of, any debenture if such conversion, in the good faith opinion of the board of directors of NHI or an officer, (1) might cause NHI to fail to comply with any requirement necessary for the continued qualification of NHI as a REIT under the code or (2) would result in a single person being an owner (or upon conversion of any debenture thereupon being an owner) of more than 9.9% of NHI's outstanding common stock (including NHI's common stock reserved for issuance upon conversion of securities held by such person or conversion or exchange of other securities of NHI held by such person). Any attempted conversion of a debenture by a holder in violation of the limits set forth above shall be null and void ab initio.

OPTIONAL REDEMPTION BY NHI

         NHI may redeem the debentures, at any time after January 1, 2002, in whole or from time to time in part, at the election of NHI, at a redemption price equal to the principal amount of the debentures being redeemed plus accrued interest thereon to the redemption date, referred to as the redemption price.

         From and after notice has been given as provided in the indenture, if funds for the redemption of any debentures called for redemption shall have been made available on such redemption date, such debentures will cease to bear interest on the date fixed for such redemption specified in such notice and the only right of the holders of the debentures will be to receive payment of the redemption price.

         Notice of any optional redemption of any debentures will be given to holders at their addresses, as shown in the debenture register, not more than 60 nor less than 30 days prior to the date fixed for redemption. The notice of redemption will specify, among other items, the redemption price and the principal amount of the debentures held by such holder to be redeemed.

         NHI will notify the trustee at least 45 days prior to the redemption date (or such shorter period as satisfactory to the trustee) of the aggregate principal amount of debentures to be redeemed and the redemption date. If less than all the debentures are to be redeemed at the option of NHI, the trustee shall select, pro rata or by lot or by any other method that the trustee considers fair and appropriate under the circumstances, debentures of such series to be redeemed in whole or in part. Debentures may be redeemed in part in the minimum authorized denomination for debentures or in any integral multiple thereof.

EVENTS OF DEFAULT

         An event of default with respect to the debentures will be any one of the following events: (1) default in any payment when due of the principal of any such debenture; (2) default for thirty days in the payment of any installment of interest on any such debenture; (3) default for sixty days after appropriate notice in the performance of any other covenant of NHI in the debentures or the indenture with respect to such debentures; (4) certain events of bankruptcy, insolvency or reorganization; or (5) acceleration of, or failure to pay when due upon maturity, any indebtedness for money borrowed by NHI as to which NHI has at least $5,000,000 in aggregate principal amount of indebtedness outstanding, which acceleration is not rescinded or annulled or which failure is not cured within 10 days after notice of acceleration or after such failure, as the case may be. If an event of default shall occur and be continuing, the holders or a majority in principal amount of the outstanding debentures may declare the principal of and accrued interest on the debentures to be immediately due and payable.

CONSOLIDATION, MERGER AND SALE OF ASSETS

         NHI may consolidate with, merge into or sell or convey all or substantially all of its property to, another corporation without the consent of holders of the debentures, provided that the successor corporation assumes all obligations of NHI under the debentures and under the indenture and, such successor corporation is organized under the laws of the United States or any political subdivision thereof or therein, although it in turn may be owned by foreign entity, and, provided further, that certain other conditions are met. Upon compliance with these provision by a successor corporation, NHI would be relieved of its obligations under the debentures and under the indenture. Therefore, if such conditions are satisfied, NHI may consolidate with, merge into or sell or convey its property to the other corporation.

MEETINGS, MODIFICATION AND WAIVER

         The indenture (including the terms and conditions of the debentures and coupons) may be modified or amended by NHI and the trustee without the consent of the holder of any debenture or related coupon, to, among other things: (1) evidence the succession of another corporation to NHI and the assumption by any such successor of the covenants of NHI in the indenture or the debentures; (2) add to the covenants of NHI for the benefit of the holder of debentures or coupons, or to surrender any right or power herein conferred upon NHI; (3) cure any ambiguity, to correct or supplement any provision therein which may be inconsistent with any other provision therein; (4) add any events of default; and (5) make any other provisions with respect to matters or questions arising under the debentures or the indenture, provided such action pursuant to this clause (6) shall not adversely affect the interests of the holders of debentures or coupons.

         Modifications and amendments to the indenture or to the terms and conditions of the debentures may be made and future compliance with or any past default by NHI under any of the provisions thereof may be waived, or any acceleration thereunder annulled, with the consent of the holders of not less than a majority in aggregate principal amount of the debentures at the time outstanding (excluding for purposes of such calculation the aggregate principal amount of debentures held by NHI or any of its subsidiaries); provided that no such modification or amendment to the terms and conditions of the debentures may, without the consent or the affirmative vote of the holder of each debenture affected thereby, (1) waive (unless theretofore cured) a default in the payment of principal of or interest on any debenture; (2) change the stated maturity of the principal or premium, if any, or any installment of interest on any debenture; (3) reduce the principal amount of or the rate of interest on any such debenture; (4) change the coin or currency in which any debenture or interest thereon is payable; (5) adversely affect the right to cause NHI to redeem or the right to convert any such debenture.

REPLACEMENT OF DEBENTURES AND RELATED COUPONS

         Debentures (including related coupons, if any) that become mutilated, destroyed, stolen or lost will be replaced by NHI at the expense of the holder upon delivery to the trustee of the debentures and related coupons or evidence of the loss, theft or destruction thereof satisfactory to NHI and the trustee. In the case of a lost, stolen or destroyed debenture or related coupon, an indemnity satisfactory to NHI and the trustee may be required at the expense of the holder of such debenture or related coupon before a replacement debenture or related coupon, as the case may be, will be issued.

DEFEASANCE

         The indenture provides that NHI will be discharged from any and all obligations with respect to the debentures (except for the obligations to register the transfer or exchange of the debentures, to replace temporary or mutilated, destroyed, lost or stolen debentures, to maintain an office or agency in respect of the debentures and to hold moneys for payment in trust) upon the irrevocable deposit by NHI with the trustees, in trust, of an amount, in cash or U.S. Government obligations, or both, which through the scheduled payment of principal and interest in accordance with their terms will provide money in an amount sufficient without reinvestment to pay the principal of and premium (if any) and interest on the debentures on the scheduled due dates therefor.

         U.S. Government obligations means direct, non-callable obligations of, or non-callable obligations guaranteed by, the United States of America for the timely payment of which obligation or guarantee the full faith and credit of the United States of America is pledged.

GOVERNING LAW

         The debentures and the indenture will be governed by and construed in accordance with the laws of the State of New York, without giving effect to its conflicts of law rules.

MARKETABILITY

         At present there is no public market for the debentures; however, NHI intends to make application to list debentures and the shares on the New York Stock Exchange.

ADDITIONAL INFORMATION

         Anyone who received this prospectus supplement may obtain a copy of the Indenture without charge by writing to National Health Investors, Inc., 100 Vine Street, Suite 1202, Murfreesboro, Tennessee 37130, Attention: Mr. Richard F. LaRoche, Jr., Secretary & Vice President. You may also access your web page at www.nhinvestors.com

                       FEDERAL INCOME TAX CONSIDERATIONS

         The following is a general discussion of the principal United States federal income tax considerations relevant to debenture holders. This discussion is based on currently existing provisions of the Internal Revenue Code of 1986, as amended (the "Code"), existing Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as in effect or proposed on the date hereof and all of which are subject to change, possibly with retroactive effect.

         This discussion does not deal with all aspects of United States federal income taxation that may be important to debenture holders or holders of shares of common stock received upon conversion of debentures, and it does not include any description of the tax laws of any state, local or foreign government. This discussion does not address the tax consequences to subsequent beneficial owners of the debentures and is limited to beneficial owners who hold the debentures and the shares of common stock received upon conversion thereof as capital assets within the meaning of Section 1221 of the Code. Moreover, this discussion provides general information only and does not purport to address all of the United States federal income tax consequences that may be relevant to particular debenture holders (such as certain financial institutions, insurance companies, pass-through entities, tax-exempt entities, dealers in securities or persons who have hedged the risk of owning a debenture or a share of common stock) that may be subject to special rules.

         No rulings have been, or will be, sought from the IRS, or from any other taxing authority, as to any of the matters described in this Prospectus Supplement. In the absence of any such rulings, no assurances can be given that the IRS will agree with this discussion. NHI can offer no assurances that the law will not change adversely, that the assumptions underlying the following discussion and opinions will prove to be accurate, or that the courts will agree with the conclusion of NHI in the event of a challenge by the IRS.

         For the purpose of this discussion, a "United States Holder" refers to a beneficial owner of debentures or common stock who or which for United States federal income tax purposes is:

         -        a citizen or resident of the United States;

         - a corporation created or organized in or under the laws of the United States or any political subdivision thereof;

         - an estate, the income of which is subject to United States federal income taxation regardless of its source; or

         - a trust if, (A) a United States court is able to exercise primary supervision over the administration of the trust and one or more United States fiduciaries have authority to control all substantial decisions of the trust or (B) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

         The term "Non-United States Holder" refers to any beneficial owner of a debenture or common stock who or which is not a United States Holder.

         Prospective holders of debentures are urged to consult with their respective tax advisers as to the particular federal, state, local and foreign tax consequences of the acquisition, ownership and disposition of the debentures, including the conversion of the debentures into shares of common stock and the effect that their particular circumstances may have on such tax consequences.

CERTAIN FEDERAL TAX CONSIDERATIONS APPLICABLE TO UNITED STATES HOLDERS

         Interest on Debentures

         Interest paid on the debentures will be taxable to a United States Holder as ordinary interest income in accordance with such holder's method of tax accounting. NHI assumes that the debentures will not be issued with original issue discount or subject to the high yield debt obligation rules within the meaning of the Code. If, however, the terms of the debentures result in the application of these provisions, holders of debentures should consult with their tax advisors regarding the application of these provisions.

         Amortizable Bond Premium on the Debentures

         The purchase of a debenture for an amount which, when reduced by the value of the conversion feature, is greater than its principal amount, will be treated as having been purchased with "bond premium" equal to the excess. A United States Holder generally may elect to amortize this bond premium over the remaining term of the debenture on a constant yield method. The amount amortized in any year will be treated as a reduction of the interest income from the debenture for that year. If such election is not made, the bond premium on a debenture will increase the loss that would otherwise be recognized on the disposition of the debenture. Any election to amortize bond premium applies to all debt obligations, other than debt obligations the interest on which is excludable from gross income, that are held at the beginning of the first taxable year to which the election applies and any that are thereafter acquired. Such election to amortize bond premium may not be revoked without the consent of the Internal Revenue Service. Prospective debenture holders are urged to consult with their tax advisors regarding this election.

         Market Discount on the Debentures

         If a debenture is purchased for an amount less than its principal amount, then a United States Holder will be treated as having purchased that debenture at a "market discount" equal to the difference, unless the amount of the market discount is less than the de minimis amount specified under the Code. Under the market discount rules, any gain on the sale, exchange, redemption, retirement, or other taxable disposition of a debenture, or any appreciation in a debenture in the case of a nontaxable disposition such as a gift, will be required to be treated as ordinary income to the extent of the market discount that has not previously been included in income and that is treated as having accrued on the debenture through the date of disposition. In addition, the deduction of all or a portion of the interest expense on any indebtedness incurred or continued to purchase or carry the debenture may be required to be deferred until the maturity of the debenture or earlier taxable disposition.

         Any market discount will be considered to accrue evenly during the period from the date of acquisition to the maturity date of the debenture, unless an election is made to accrue the market discount on a constant yield method. A United States Holder may also elect to include market discount in income currently as it accrues, on either an even or constant yield method. If such an election is made, the basis in the debenture will increase by the amounts included in income, and the rules described above regarding ordinary income on dispositions and deferral of interest deductions will not apply. This election to include market discount in income currently, once made, applies to all years after the first taxable year to which the election applies and may not be revoked without the consent of the Internal Revenue Service. Prospective holders of debentures are urged to consult with their respective tax advisors regarding these market discount elections.

         Constructive Dividend

         Certain corporate transactions, such as cash and non-cash distributions to holders of common stock, may cause a deemed distribution to the holders of the debentures if the conversion price or conversion ratio of the debenture is adjusted to reflect such corporate transactions. Such deemed distributions generally will be taxable in the manner discussed below under "Taxation of Distributions on Common Stock."

         Conversion of Debentures

         A United States Holder of debentures generally will not recognize gain or loss on the conversion of the debentures solely into shares of common stock (except with respect to cash received in lieu of fractional shares). The United States Holder's tax basis in the shares of common stock received upon conversion of the debentures will be equal to the holder's aggregate tax basis in the debentures exchanged therefor (less any portion allocable to cash received in lieu of a fractional share). The holding period of the shares of common stock received by the holder upon a conversion of the debentures generally will include the period during which the holder held the debentures prior to the conversion. Any accrued market discount not previously included in income as of the date of the conversion of the debentures will carry over to the common stock received on conversion and will give rise to ordinary income on the subsequent disposition thereof (see "Market Discount on the Debentures").

         Cash received in lieu of a fractional share of common stock should be treated as a payment in exchange for such fractional share rather than as a dividend. Gain or loss recognized on the receipt of cash paid in lieu of such fractional shares generally will equal the difference between the amount of cash received and the amount of tax basis allocable to the fractional shares exchanged therefor. Any gain would be ordinary income to the extent of any accrued market discount on the debentures that has not previously been included in income and otherwise would be capital gain (see "Market Discount on the Debentures").

         Taxation of Distributions on Common Stock

         As long as NHI qualifies as a REIT, distributions made to taxable United States Holders with respect to common stock out of current or accumulated earnings and profits (and not designated as capital gain dividends or retained capital gains) will be taken into account by such United States Holders as ordinary income and will not be eligible for the dividends received deduction generally available to corporations. Distributions that are designated as capital gain dividends will be taxed as long-term capital gains (to the extent they do not exceed NHI's actual net capital gain for the taxable year) without regard to the period for which the stockholder has held his shares. However, corporate stockholders may be required to treat up to 20% of certain capital gain dividends as ordinary income. Beginning with NHI's 1998 taxable year, it may elect to retain and pay income tax on its net long-term capital gains. In that case, its stockholders would include in income as long-term capital gain their proportionate share of NHI's undistributed long-term capital gains. In addition, the stockholders would be deemed to have paid their proportionate share of the tax paid by NHI, which would be credited or refunded to the stockholders. Each stockholder's basis in his shares would be increased by the amount of the undistributed long-term capital gains included in the stockholder's income, less the stockholder's share of the tax paid by NHI.

         Distributions in excess of current and accumulated earnings and profits will not be taxable to a stockholder to the extent that they do not exceed the adjusted basis of the stockholder's shares, but rather will reduce the adjusted basis of such shares. To the extent that such distributions in excess of current and accumulated earnings and profits exceed the adjusted basis of a stockholder's shares, such distributions will be included in income as long-term capital gain (or short-term capital gain if such shares have been held for one year or less), assuming that such shares are capital assets in the hands of the stockholder. In addition, any distribution declared by NHI in October, November or December of any year and payable to a stockholder of record on a specified date in any such month shall be treated as both paid by NHI and received by the stockholder on December 31 of such year, provided that the distribution is actually paid by it during January of the following calendar year. NHI may be required to withhold a portion of capital gain distributions to stockholders who fail to certify their nonforeign status to it.

         Stockholders may not include in their individual income tax returns any net operating losses or capital losses NHI incurs. Instead, such losses would be carried over by NHI for potential offset against its future income (subject to certain limitations). Taxable distributions made by NHI and gain from the disposition of common stock will not be treated as passive activity income and, therefore, stockholders generally will not be able to apply any "passive activity losses" (such as losses from certain types of limited partnerships in which a stockholder is a limited partner) against such income. In addition, taxable distributions from NHI generally will be treated as investment income for purposes of the investment interest limitations. Capital gains from the disposition of common stock or distributions treated as such (or any portion of either), however, will be treated as investment income only if the stockholder so elects, in which case such capital gains will be taxed at ordinary income rates. NHI will notify stockholders after the close of its taxable year as to the portions of the distributions attributable to that year that constitute ordinary income, return of capital, and capital gain.

         Minimum Tax

         NHI's operations could generate items of tax preference under the alternative minimum tax. For example, NHI's minimum taxable income may be adjusted to take into account the difference between depreciation allowable for regular tax purposes and depreciation allowable for purposes of the alternative minimum tax. NHI's stockholders are also subject to the alternative minimum tax rules.

         Sale or Exchange of Debentures or Shares of Common Stock

         In general, a United States Holder of debentures will recognize gain or loss upon the sale, redemption, retirement or other disposition of the debentures measured by the difference between:

         - the amount of cash and the fair market value of any property received (except to the extent attributable to the payment of accrued interest which will be taxable as such); and

         -        the United States Holder's tax basis in the debentures.

         A United States Holder's tax basis in the debentures generally will equal the cost of the debentures to the holder increased by any market discount included in the holder's income and reduced by any bond premium amortized and principal payments received. Subject to the market discount rules described above, such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the holding period in the debentures exceeds one year, except that any accrued market discount not previously included in income as of the date of any sale or other disposition will be taxable as ordinary income. In general, each United States Holder of common stock into which the debentures have been converted will recognize gain or loss upon the sale, exchange, redemption, or other disposition of the common stock under rules similar to those applicable to the debentures, except that any accrued market discount not previously included in income as of the date of the conversion of the debentures will be taxable as ordinary income on the disposition. Special rules may apply to redemptions of the common stock which may result in the amount paid being treated as a dividend. Subject to the preceding sentence, and except that any accrued market discount not previously included in income as of the date of the conversion of the debentures will be taxable as ordinary income on the disposition thereof, gain or loss on the disposition of the debentures or shares of common stock will be capital gain or loss and will be long-term capital gain or loss if the holding period of the debentures or the common stock disposed of exceeds one year. However, any loss upon a sale or exchange by a United States Holder of common stock who has held such shares for six months or less (after applying certain holding period rules), will be treated as a long-term capital loss to the extent that a distribution made by NHI is required to be treated by such United States Holder as long-term capital gain. All or a portion of any loss realized upon a taxable disposition of shares of common stock may be disallowed if other shares of the same common stock are purchased within 30 days before or after the disposition.

         Taxation of Tax-Exempt United States Holders of Common Stock

         Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts ("Exempt Organizations"), generally are exempt from federal income taxation. However, they are subject to taxation on their unrelated business taxable income ("UBTI"). While many investments in real estate generate UBTI, the Internal Revenue Service has issued a published ruling that dividend distributions from a REIT to an exempt employee pension trust do not constitute UBTI, provided that the shares of the REIT are not otherwise used in an unrelated trade or business of the exempt employee pension trust. Based on that ruling, amounts distributed by NHI to Exempt Organizations generally will not constitute UBTI, provided that (i) the Exempt Organization has not financed its acquisition of shares of common stock with acquisition indebtedness within the meaning of the Code and (ii) the shares of common stock are not otherwise used by the Exempt Organization in an unrelated trade or business. Furthermore, social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans that are exempt from taxation under paragraphs (7),
(9), (17), and (20), respectively, of Section 501(c) of the Code are subject to different UBTI rules, which generally will require them to characterize distributions from NHI as UBTI. In addition, in certain circumstances, a pension trust that owns more than 10% of NHI stock (by value) may be required to treat a percentage of the dividends received with respect to NHI shares as UBTI (the "UBTI Percentage"). The UBTI Percentage equals the gross income derived by NHI from an unrelated trade or business (determined as if NHI were a pension trust) divided by its total gross income for the year in which the dividends are paid. The UBTI rule applies to a pension trust holding more than 10% of NHI's outstanding stock (by value) only if (i) the UBTI Percentage is at least 5%,
(ii) NHI qualifies as a REIT by reason of the modification of the 5/50 Rule that allows the beneficiaries of the pension trust to be treated as holding its shares in proportion to their actuarial interests in the pension trust, and
(iii) either (A) one pension trust owns more than 25% of the value of NHI shares or (B) a group of pension trusts individually holding more than 10% of the value of NHI shares collectively owns more than 50% of the value of its shares.

ISSUANCE OF RIGHTS TO SUBSCRIBE TO THE DEBENTURES

         NHI believes that issuance of the rights to its stockholders to subscribe to the debentures will not result in the receipt of taxable income by those stockholders and, accordingly, NHI does not intend to issue IRS Forms 1099 in connection therewith.

         The tax consequences of the issuance of such rights are dependent upon
(i) the applicability of Section 305 of the Code and (ii) whether such rights have a market value. In this regard, the IRS has taken the position that the issuance by a corporation to its stockholders of rights entitling them to subscribe to convertible debt securities will be nontaxable under Section 305 of the Code if both of the following two requirements are satisfied: (i) the value of the rights is attributable to the conversion privilege of the convertible debt securities; and (ii) no exception to the general rule of nontaxability under Section 305(a) of the Code applies.

         NHI believes that any market value attributable to the rights to subscribe to the debentures would be attributable to the conversion privilege of the debentures. It should be noted that NHI has not sought or relied upon the advice of any independent securities dealers or investment bankers in making this determination and that the determination might be subject to challenge by the IRS. NHI also believes that no exception to the general rule of nontaxability under Section 305(a) of the Code will apply to the issuance of such rights.

         If, notwithstanding the foregoing (and contrary to NHI's believe), such rights were determined to fall outside of the protective ambit of Section 305 of the Code, and if such rights were determined to have a market value, the distribution of such rights would result in taxable dividend income to those stockholders exercising such rights (to the extent of the lesser of the market value of such rights or such stockholders' allocable shares of NHI's current or accumulated earnings and profits). With respect to stockholders not exercising such rights, NHI believes that, although the matter is not free from doubt, such stockholders could, because such rights are nontransferable, reasonably take the position that they have not received taxable dividend income. No assurance can be given that such position would ultimately be sustained if challenged.

BASIS IN AND EXERCISE OF RIGHTS TO SUBSCRIBE TO THE DEBENTURES

         Unless a stockholder elects otherwise (as provided in (ii) below), if, in accordance with NHI's belief, the fair market value of the rights to subscribe to the debentures on the date of issuance is less that 15% of the fair market value (on the date of issuance) of the common stock with respect to which such rights are received, the basis of such rights received by a stockholder as a distribution with respect to such stockholder's common stock will be zero. If, however, either (i) the fair market value of such rights on the date of issuance is 15% or more of the fair market value (on the date of issuance) of the common stock with respect to which such rights are received or (ii) the stockholder elects, in his, her or its federal income tax return for the taxable year in which such rights are received, to allocate part of the basis of such common stock to such rights, then upon exercise of such rights, the stockholder will allocate such stockholder's basis in such common stock between the common stock and such rights if such rights expire unexercised. The holding period of a stockholder with respect to such rights received as a distribution on such stockholder's common stock will include the stockholder's holding period for the common stock with respect to which such rights were issued.

         No income, gain or loss will be recognized upon exercise of the rights to acquire the debenture to the extent the value of the debenture is equal to the exercise price. The basis for federal income tax purposes of debentures acquired upon exercise of such rights will equal the sum of the holder's basis in such rights surrendered, the amount of cash paid for the debentures, and any income recognized on exercise. The holding period of the debentures thereby acquired will begin on the date of issuance of the debentures. No holder of rights will recognize a capital loss upon expiration of the rights unless such stockholder has recognized taxable income in connection with receipt of the rights.

CERTAIN OTHER FEDERAL TAX CONSIDERATIONS APPLICABLE TO NON-UNITED STATES HOLDERS

         Interest on Debentures

         Generally, interest paid on the debentures to a Non-United States Holder will not be subject to United States federal income tax if:

         - such interest is not effectively connected with the conduct of a trade or business within the United States by such Non-United States Holder;

         - the Non-United States Holder does not actually or constructively own 10% or more of the total voting power of all classes of NHI stock entitled to vote and is not a controlled foreign corporation with respect to which NHI is a "related person" within the meaning of the Code (for this purpose, the holder of the debentures is deemed to own constructively the common stock into which the debentures could be converted); and

         - the beneficial owner, under penalty of perjury, certifies that the owner is not a United States person and provides the owner's name and address.

         If certain requirements are satisfied, the certification described in the last clause above may be provided by a securities clearing organization, a bank or other financial institution that holds customers' securities in the ordinary course of its trade or business. Under recently adopted United States Treasury regulations, which generally are effective for payments made after December 31, 2000, subject to certain transition rules, the certification described in the last clause above also may be provided by a qualified intermediary on behalf of one or more beneficial owners (or other intermediaries), provided that such intermediary has entered into a withholding agreement with the Internal Revenue Service and certain other conditions are met. A holder that is not exempt from tax under these rules will be subject to United States federal income tax withholding at a rate of 30% unless the interest is effectively connected with the conduct of a United States trade or business, in which case the interest as well as any bond premium or market discount applicable to the debentures will be subject to the United States federal income tax in the same manner as United States Holders are taxed with respect to such items. Corporate Non-United States Holders that receive interest income that is effectively connected with the conduct of a trade or business within the United States may also be subject to an additional "branch profits" tax on such income. Non-United States Holders should consult applicable income tax treaties, which may provide different rules.

         Constructive Dividend

         Certain corporate transactions, such as cash and non-cash distributions of assets to holders of common stock, may cause a deemed distribution to the holders of the debentures if the conversion price or conversion ratio of the debentures is adjusted to reflect such corporate transactions. Such deemed distributions generally will be taxable in the manner discussed below under "Taxation of Distributions on Common Stock." Unless such constructive dividend is effectively connected with the conduct of a United Stated trade on business, constructive dividends which do not qualify for exemption from taxation under the rules described above under "Interest on Debentures" will be subject to federal income tax and withholding at a rate of 30% unless such rate is reduced or eliminated by an applicable treaty.

         Conversion of Debentures

         A Non-United States Holder generally will not be subject to United States federal income tax on the conversion of a debenture into shares of common stock. To the extent a Non-United States Holder receives cash in lieu of a fractional share on conversion, such cash may give rise to gain that would be subject to the rules described below with respect to the sale or exchange of a debenture or common stock.

         Taxation of Distributions on Common Stock

         Distributions to Non-United States Holders of common stock that are not attributable to gain from sales or exchanges of U.S. real property interests and are not designated by NHI as capital gains dividends or retained capital gains (i.e., undistributed capital gains to the extent so designated by NHI) will be treated as dividends of ordinary income to the extent that they are made out of its current or accumulated earnings and profits. Such distributions ordinarily will be subject to a withholding tax equal to 30% of the gross amount of the distribution unless an applicable tax treaty reduces or eliminates that tax. However, if income from the investment in common stock is treated as effectively connected with the Non-United States Holder's conduct of a U.S. trade or business, the Non-United States Holder generally will be subject to federal income tax in the same manner as United States Holders are taxed with respect to such distributions (and also may be subject to the 30% branch profits tax in the case of a Non-United States Holder that is a non-U.S. corporation). NHI expects to withhold U.S. income tax at the rate of 30% on the gross amount of any such distributions made to a Non-United States Holder unless
(i) a lower treaty rate applies and any required form evidencing eligibility for that reduced rate is filed with it or (ii) the Non-United States Holder files an IRS Form 4224 or its successor form with it claiming that the distribution is effectively connected income. The Internal Revenue Service has issued regulations that modify the manner in which NHI must comply with the withholding requirements. Those regulations are effective for distributions made after December 31, 2000.

         Distributions in excess of NHI's current and accumulated earnings and profits will not be taxable to a Non-United States Holder to the extent that such distributions do not exceed the adjusted basis of the Non-United States Holder's common stock but rather will reduce the adjusted basis of such shares. To the extent that distributions in excess of current and accumulated earnings and profits exceed the adjusted basis of a Non-United States Holder's common stock, such distributions will give rise to tax liability if the Non-United States Holder would otherwise be subject to tax on any gain from the sale or disposition of his common stock, as described below. Because it generally cannot be determined at the time a distribution is made whether or not such distribution will be in excess of NHI's current and accumulated earnings and profits, the entire amount of any distribution normally will be subject to withholding at the same rate applicable to dividend distributions. However, amounts so withheld may be refundable to the extent it is determined subsequently that such distribution was, in fact, in excess of NHI's current and accumulated earnings and profits.

         For any year in which NHI qualifies as a REIT, to the extent that a distribution is attributable to gain from sales or exchanges of U.S. real property interests the distribution will be taxed to a Non-United States Holder under the provisions of the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA"). Under FIRPTA, distributions attributable to gain from sales of U.S. real property interests are taxed to a Non-United States Holder as if such gain were effectively connected with a U.S. business without regard to whether NHI designates such distribution as capital gain dividends. Non-United States Holders thus would generally be taxed in the same manner as United States Holders on such distributions. Distributions subject to FIRPTA also may be subject to the 30% branch profits tax in the hands of a non-U.S. corporate shareholder not entitled to treaty relief or exemption. NHI is required to withhold 35% of any distribution that is designated or could be designated by it as a capital gains dividend. The amount withheld is creditable against the Non-United States Holder's FIRPTA tax liability.

         Sale or Exchange of Debentures or Common Stock

         Subject to the discussion of FIRPTA below, a Non-United States Holder generally will not be subject to United States federal income tax on gain recognized upon the sale or other disposition of the debentures or shares of common stock unless:

         - the gain is (or is treated as) effectively connected with the conduct of a trade or business within the United States by the Non-United States Holder; or

         - in the case of a Non-United States Holder who is a nonresident alien individual and holds the common stock as a capital asset, such holder is present in the United States for 183 or more days in the taxable year and certain other circumstances are present.

         Gain recognized by a Non-United States Holder upon a sale of debentures or common stock generally will not be taxed under FIRPTA if NHI is a "domestically controlled REIT," defined generally as a REIT in which at all times during a specified testing period less than 50% in value of the stock was held directly or indirectly by non-U.S. persons. NHI believes that it is currently a "domestically controlled REIT" and, therefore, the sale of debentures or common stock will not be subject to taxation under FIRPTA, but such may not be the case in future years (see "Taxation of NHI") and therefore no assurance can be given that NHI will continue to be a "domestically controlled REIT." If NHI were not a "domestically controlled REIT," gain recognized upon the sale of debentures or common stock by a Non-United States Holder generally would not be subject to tax under FIRPTA provided that (a) the debentures or common stock are regularly traded, as defined in applicable Treasury Regulations, on an established securities market and (b) the Non-United States Holder held 5% or less of NHI's debentures or common stock at all times within a specified testing period. If the gain on the sale of debentures or common stock were to be subject to taxation under FIRPTA, the Non-United States Holders would be subject to the same treatment as United States Holders with respect to such gain. In addition, the purchaser would be required to withhold 10% of the purchase price and remit such amount to the Internal Revenue Service.

         Federal Estate Taxes

         A debenture beneficially owned by an individual who is a Non-United States Holder at the time of his or her death generally will not be subject to U.S. federal estate tax as a result of such individual's death, provided that:

         - such individual does not actually or constructively own 10% or more of the total combined voting power of all classes of NHI's stock entitled to vote within the meaning of Section 871(h)(3) of the Code; and

         - interest payments with respect to such debenture would not have been, if received at the time of such individual's death, effectively connected with the conduct of a U.S. trade or business by such individual.

         Common stock owned or treated as owned by an individual who is a Non-United States Holder at the time of his or her death will be included in such individual's estate for United States federal estate tax purposes and thus will be subject to United States federal estate tax, unless an applicable estate tax treaty provides otherwise.

INFORMATION REPORTING AND BACKUP WITHHOLDING

         United States Holders

         Information reporting and backup withholding may apply to payments of interest or dividends on, or the proceeds of the sale or other disposition of, the debentures or shares of common stock made by NHI with respect to certain non-corporate United States Holders. Such United States Holders generally will be subject to backup withholding at a rate of 31% unless the recipient of such payment supplies a taxpayer identification number, certified under penalties of perjury, as well as certain other information, or otherwise establishes, in the manner prescribed by law, an exemption from backup withholding. Any amount withheld under backup withholding is allowable as a credit against the United States Holder's federal income tax, upon furnishing the required information to the Internal Revenue Service.

         Non-United States Holders

         Generally, information reporting and backup withholding of United States federal income tax at a rate of 31% may apply to the payment of principal, interest and premium (if any) to Non-United States Holders if the payee fails to certify that the holder is a Non-United States person or if NHI or its paying agent have actual knowledge that the payee is a United States person.

         The payment of the proceeds on the disposition of debentures or shares of common stock to or through the United States office of a United States or foreign broker will be subject to information reporting and backup withholding unless the owner provides the certification described above or otherwise establishes an exemption. The proceeds of the disposition by a Non-United States Holder of debentures or shares of common stock to or through a foreign office of a broker will not be subject to backup withholding. However, if such broker is a United States person, a controlled foreign corporation for United States tax purposes, a foreign person 50% or more of whose gross income from all sources for certain periods is from activities that are effectively connected with a United States trade or business, or, with respect to payments made after December 31, 2000, a foreign partnership in which United States persons hold more than 50% of the income or capital interests or which is engaged in a United States trade or business at any time during its tax year, information reporting will apply unless such broker has documentary evidence of the owner's foreign status and has no actual knowledge to the contrary or unless the owner otherwise establishes an exemption. Both backup withholding and information reporting will apply to the proceeds from such disposition if the broker has actual knowledge that the payee is a United States Holder.

         Recently adopted United States Treasury regulations, which generally are effective for payments made after December 31, 2000, subject to certain transition rules, alter the foregoing rules in certain respects. Among other things, such regulations provide presumptions under which a Non-United States Holder is subject to information reporting and backup withholding at the rate of 31% unless NHI receives certification from the holder of non-U.S. status. Depending on the circumstances, this certificate will need to be provided:

         -        directly by the Non-United States Holder;

         - in the case of a Non-United States Holder that is treated as a partnership or other fiscally transparent entity, by the partners, shareholders or other beneficiaries of such entity; or

         - by certain qualified financial institutions or other qualified entities on behalf of the Non-United States Holder.

The new regulations require, in general, that a new series of Forms W-8 be properly executed earlier than otherwise necessary. For example, a Non-United States Holder must properly execute the appropriate new version of Form W-8, or substantially similar form, no later than December 31, 2000 if still a Non-United States Holder of debentures or common stock on that date. The new regulations may also require Non-United States Holders claiming benefits under an income tax treaty to obtain a taxpayer identification number and certify as to eligibility under the applicable treaty.

TAXATION OF NHI

         NHI currently has in effect an election to be taxed as a REIT under Sections 856 through 860 of the Code and it believes that since its inception it has been organized and operated in such a manner as to qualify it for taxation as a REIT under the Code. NHI's continued qualification as a REIT will depend upon its qualification as a REIT in prior years. NHI cannot assure debenture holders, however, that it currently qualifies or will remain qualified as a REIT. See discussion of certain income tax contingencies of which NHI is aware under "Business -- Federal Income Tax." Prospective holders of debentures must recognize that qualification as a REIT will depend upon NHI's ability to meet, based on actual operations, various requirements. In particular, a REIT must satisfy certain stock ownership, income and asset tests (see "-- Requirements for REIT Qualification"). In applying these tests, as more fully described below, broad attribution rules are used to attribute stock owned by one party to another.

         The following discussion sets forth the material aspects of the Code sections that govern the federal income tax treatment of a REIT and its stockholders. The discussion is qualified in its entirety by the applicable Code provisions, Treasury Regulations promulgated thereunder, and administrative and judicial interpretations thereof, all of which are subject to change prospectively or retroactively. This discussion addresses complex areas of the tax law where, in certain instances, the relevant legal principles have not been clearly developed.

         If NHI qualifies for taxation as a REIT, it generally will not be subject to federal corporate income tax on its net income that is distributed currently to its stockholders. That treatment substantially eliminates the "double taxation" (i.e., taxation at both the corporate and stockholder levels) that generally results from investment in a corporation. However, NHI will be subject to federal income tax in the following circumstances. First, it will be taxed at regular corporate rates on any undistributed REIT taxable income, including undistributed net capital gains. Second, under certain circumstances, it may be subject to the "alternative minimum tax" on undistributed items of tax preference, if any. Third, if it has
(i) net income from the sale or other disposition of "foreclosure property" that is held primarily for sale to customers in the ordinary course of business or
(ii) other nonqualifying income from foreclosure property, it will be subject to tax at the highest corporate rate on such income. Fourth, if it has net income from prohibited transactions (which are, in general, certain sales or other dispositions of property (other than foreclosure property) held primarily for sale to customers in the ordinary course of business), such income will be subject to a 100% tax. Fifth, if it should fail to satisfy the 75% gross income test or the 95% gross income test (as discussed below) and nonetheless have maintained its qualification as a REIT because certain other requirements have been met, it will be subject to tax in an amount equal to (a) the gross income attributable to the greater of the amount by which it fails the 75% or 95% gross income test, multiplied by (b) a fraction intended to reflect its profitability. Sixth, if it should fail to distribute during each calendar year at least the sum of (i) 95% (90% beginning January 1, 2001) of its REIT ordinary income for such year, (ii) 95% (90% beginning January 1, 2001) of its REIT capital gain net income for such year, and (iii) any undistributed taxable income from prior periods, it would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. If it elects to retain and pay income tax on our net long-term capital gain in a taxable year, any retained amounts would be treated as having been distributed for purposes of the 4% excise tax. (see "Requirements for REIT Qualification--Distribution Requirements"). Seventh, if it acquires any asset from a C corporation (i.e., a corporation generally subject to full corporate-level tax) in a transaction in which the basis of the asset in its hands is determined by reference to the basis of the asset (or any other asset) in the hands of the C corporation and it recognizes gain on the disposition of such asset during the 10-year period beginning on the date on which such asset was acquired by it, then to the extent of such asset's "built-in-gain" (i.e., the excess of the fair market value of such asset at the time of acquisition by it over the adjusted basis in such asset at such time), such gain will be subject to tax at the highest regular corporate rate applicable pursuant to IRS Notice 88-19 prior to February 4, 2000 and pursuant to recently promulgated temporary regulations on and after February 4, 2000. The results described above with respect to the recognition of "built-in-gain" assume that NHI has made an election pursuant to IRS Notice 88-19 as to such acquisitions and will make such an election pursuant to the recent temporary regulations as to any future such acquisition.

REQUIREMENTS FOR REIT QUALIFICATION

         The rules governing REITs are highly technical and require continuous compliance with a variety of tests that, among other things, restrict the nature of NHI's income and assets and mandate specified levels of distributions. As a result, while NHI anticipates that it has been and will continue to be able to satisfy the applicable tests and will use its best efforts to do so, no assurance can be given that NHI will so qualify for any particular year or that applicable law and regulations will not change and adversely affect NHI and its stockholders.

         The Code defines a REIT as a corporation, trust, or association (i) that is managed by one or more trustees or directors; (ii) the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest; (iii) that would be taxable as a domestic corporation, but for sections 856 through 860 of the Code; (iv) that is neither a financial institution nor an insurance company subject to certain provisions of the Code; (v) the beneficial ownership of which is held by 100 or more persons; (vi) not more than 50% in value of the outstanding shares of which is owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of each taxable year (the "5/50 Rule"); (vii) that makes an election to be a REIT (or has made such election for a previous taxable year) and satisfies all relevant filing and other administrative requirements established by the Internal Revenue Service that must be met in order to elect and maintain REIT status; (viii) that uses a calendar year for federal income tax purposes and complies with the recordkeeping requirements of the Code and Treasury Regulations promulgated thereunder; and (ix) that meets certain other tests, described below, regarding the nature of its income and assets. The Code provides that conditions (i) to
(iv), inclusive, must be met during the entire taxable year and that condition
(v) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. For purposes of determining stock ownership under the 5/50 Rule, a supplemental unemployment compensation benefits plan, a private foundation, or a portion of a trust permanently set aside or used exclusively for charitable purposes generally is considered an individual. A trust that is a qualified trust under
Section 401(a) of the Code, however, generally is not considered an individual and beneficiaries of such trust are treated as holding shares of a REIT in proportion to their actuarial interests in such trust for purposes of the 5/50 Rule.

         NHI's certificate of incorporation contains restrictions regarding transfer of its shares that are intended to assist it in continuing to satisfy the share ownership requirements described in clauses (v) and (vi) above and the related party rent test described below. The indenture to which the debentures are subject also contains restrictions regarding the transfer, ownership and conversion of the debentures which are intended to assist NHI in continuing to satisfy the share ownership requirements described in clauses (v) and (vi) above. Such restrictions are described in "Description of Debentures--Conversion Rights."

         As noted below in "Recordkeeping Requirements," NHI must maintain records which disclose the actual and constructive ownership of all stock. To fulfill this obligation, NHI must demand each year written statements from the record holders of certain designated percentages of stock disclosing the actual owners of such stock.

         As previously noted, the Code requires the use of broad attribution rules to determine certain direct and indirect stock ownership. Because of the breadth of these rules, it may not be possible for NHI to maintain complete ownership records, as described above, or to know whether a violation of the 5/50 Rule has occurred. For example, a stockholder of the Company would be deemed to own stock by his or her parents, children, spouse, siblings and his or her proportionate interest of shares owned by another corporation, partnership, estate or trust in which the stockholder has an interest. Accordingly, no assurances can be given that the Company will be able to satisfy the 5/50 Rule or any other stock ownership test and at all times qualify as a REIT.

         NHI currently has wholly-owned corporate subsidiaries (the "Corporate Subsidiaries"). It may have additional corporate subsidiaries in the future.
Section 856(i) of the Code provides that a corporation that is a "qualified REIT subsidiary" will not be treated as a separate corporation, and all assets, liabilities, and items of income, deduction, and credit of a "qualified REIT subsidiary" will be treated as assets, liabilities, and items of income, deduction, and credit of the REIT. For taxable years beginning after December 31, 1997, a "qualified REIT subsidiary" is a corporation all of the capital stock of which is owned by the REIT. However, for taxable years beginning before January 1, 1998, a "qualified REIT subsidiary" was a corporation, all of the capital stock of which was owned by the REIT at all times during the period such corporation was in existence. Legislative history provided, however, that an existing corporation acquired by a REIT would be deemed to satisfy this requirement if a Section 338 election was made by the corporation. Thus, in applying the requirements described herein, any of NHI's "qualified REIT subsidiaries" will be ignored, and all assets, liabilities, and items of income, deduction, and credit of such subsidiaries will be treated as its assets, liabilities, and items of income, deduction, and credit. NHI believes its current Corporate Subsidiaries are "qualified REIT subsidiaries" and will continue to be "qualified REIT subsidiaries," such that no Corporate Subsidiary will be subject to federal corporate income taxation (although it may be subject to state and local taxation).

         In addition, in order to become qualified and remain qualified as a REIT, as of the close of each taxable year, a REIT must not have any accumulated "earnings and profits" attributable to a non-REIT year, including for this purpose any such accumulated "earnings and profits" carried over or deemed carried over to it from a C corporation. NHI believes that it neither has, nor any acquisition by it of a C corporation has resulted in its having, any such accumulated "earnings and profits." Nevertheless, an adjustment of NHI's earnings and profits for a prior year or the earnings and profits of any C corporation that NHI acquired, resulting from an audit adjustment by the Internal Revenue Service or otherwise, could cause it to fail to satisfy such requirement effective for the year of such adjustment and subsequent years.

         In the case of a REIT that is a partner in a partnership, Treasury Regulations provide that the REIT will be deemed to own its proportionate share of the assets of the partnership and will be deemed to be entitled to the gross income of the partnership attributable to such share. In addition, the assets and gross income of the partnership will retain the same character in the hands of the REIT for purposes of section 856 of the Code, including satisfying the gross income and asset tests described below.

INCOME TESTS

         In order for NHI to qualify and to maintain its qualification as a REIT, two requirements relating to gross income must be satisfied annually. First, at least 75% of its gross income (excluding gross income from prohibited transactions) for each taxable year must consist of defined types of income derived directly or indirectly from investments relating to real property or mortgages on real property (including "rents from real property" and, in certain circumstances, interest) or from certain types of temporary investments. Second, at least 95% of its gross income (excluding gross income from prohibited transactions) for each taxable year must be derived from such real property or temporary investments, and from dividends, other types of interest, and gain from the sale or disposition of stock or securities, or from any combination of the foregoing.

         The rent received by NHI from its tenants ("Rent") will qualify as "rents from real property" in satisfying the gross income requirements for a REIT described above only if several conditions are met. First, the amount of Rent must not be based, in whole or in part, on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term "rents from real property" solely by reason of being based on a fixed percentage or percentages of receipts or sales. Second, the Code provides that rents received from a tenant will not qualify as "rents from real property" in satisfying the gross income tests if NHI, or a direct or indirect owner of 10% or more of NHI, directly or constructively owns 10% or more of the ownership interests in such tenant (a "Related Party Tenant"). Third, if rent attributable to personal property, leased in connection with a lease of real property, is greater than 15% of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as "rents from real property." Finally, for the Rent to qualify as "rents from real property," NHI generally must not operate or manage its properties or furnish or render services to the tenants of such properties, other than through an "independent contractor" who is adequately compensated and from whom NHI derives no revenue. The "independent contractor" requirement, however, does not apply to the extent the services provided by NHI are "usually or customarily rendered" in connection with the rental of space for occupancy only and are not otherwise considered "rendered to the occupant." In addition, beginning with its 1998 taxable year, NHI may render a de minimis amount of "noncustomary" services to the tenants of a property other than through an independent contractor as long as the amount NHI receives with respect to such services does not exceed 1% of its total receipts from the property. For that purpose, the amount attributable to such services will be deemed to be at least equal to 150% of NHI's direct cost of providing the services.

         NHI does not charge Rent for any portion of any property that is based, in whole or in part, on the sales, receipts, income or profits of any person. In addition, NHI believes that it has not received and does not anticipate receiving any Rent from a Related Party Tenant. The determination, however, of whether NHI owns 10% or more of any tenant, is made after the application of extensive attribution rules under which NHI will be treated as owning interests in the tenant that are owned by NHI's 10% stockholders. In determining which stockholders of NHI own more than 10% of its common stock, each actual stockholder will be treated as owning common stock held by entities and individuals related to the stockholder. These attribution rules can have broad and unpredictable consequences in the case of a tenant, such as NHC, that is a publicly owned entity. For example, if two unrelated NHI stockholders who own in the aggregate more than 10% of the interests in the tenant are partners in an unrelated partnership, NHI will be treated as owning the interests in the tenant that are owned by such NHI stockholders. The uncertainty of the application of the attribution rules at any point in time makes uncertain the determination that all or the requisite percentages of rents received by NHI from tenants that are publicly owned entities are "rents from real property" within the meaning of the Code. NHI believes that it has not owned directly or by attribution at any time 10% or more of the outstanding ownership interests in any tenant. If the rents received do not so qualify, NHI might not qualify as a REIT unless the relief provisions described below are determined to be available. NHI has carefully reviewed the ownership of NHC and each other tenant and of its common stock with the foregoing attribution rules in mind and, to the best of its knowledge, NHI does not own directly or by attribution 10% or more of the outstanding ownership interests in any tenant. Also, the Rent attributable to personal property leased in connection with any lease (a "Lease") of real property by NHI does not exceed 15% of the total Rent received under the Lease. Finally, inasmuch as NHI's leases are triple-net leases, it is not anticipated that NHI will be required to provide any services to NHC or other lessees, as tenants of the health care facilities, or to manage or operate the health care facilities subject to the 1% de minimis exception, NHI provides no non-customary services to its tenants, other than through an independent contractor.

         If any portion of the Rent does not qualify as "rents from real property" because the Rent attributable to personal property leased in connection with any Lease of real property exceeds 15% of the total Rent received under the Lease for a taxable year, the portion of the Rent that is attributable to personal property will not be qualifying income for purposes of either the 75% or 95% gross income test. Thus, if the Rent attributable to personal property, plus any other income received by NHI during a taxable year that is not qualifying income for purposes of the 95% gross income test, exceeds 5% of its gross income during such year, it is likely NHI would lose its REIT status. If, however, any portion of the Rent received under a Lease does not qualify as "rents from real property" because either (i) the Rent is considered based on the income or profits of any person or (ii) the tenant is a Related Party Tenant, none of the Rent received by NHI under such Lease would qualify as "rents from real property." In that case, if the Rent received by NHI under such Lease, plus any other income received by it during the taxable year that is not qualifying income for purposes of the 95% gross income test, exceeds 5% of its gross income for such year, it likely would lose its REIT status. Finally, subject to the 1% de minimis exception, if any portion of the Rent does not qualify as "rents from real property" because NHI furnishes noncustomary services with respect to a property other than through a qualifying independent contractor, none of the Rent received by it with respect to such property would qualify as "rents from real property." In that case, if the Rent received by NHI with respect to such property, plus any other income received by it during the taxable year that is not qualifying income for purposes of the 95% gross income test, exceeds 5% of its gross income for such year, it would lose its REIT status.

         In addition to the Rent, certain of NHI's tenants may be required to pay additional charges, such as late fees. To the extent that such charges represent either (i) reimbursements of amounts a tenant is obligated to pay to third parties or (ii) penalties for nonpayment or late payment of such amounts, such charges should qualify as "rents from real property." To the extent that additional charges represent interest that is accrued on the late payment of the Rent or such additional charges, such charges should be treated as interest that qualifies for the 95% gross income test, but not the 75% gross income test.

         Although no assurances can be given, subject to the limitations described herein, it is anticipated that the rents derived by NHI under its leases will qualify as "rents from real property". However, in the event (i) the rental structure under any lease is altered such that rent is based on income or profits, (ii) NHI is deemed at any time to own, directly or indirectly by attribution, 10% or more of NHC or any other tenant of health care facilities, or (iii) NHI itself furnishes impermissible services under any lease, the rents derived from the lease might not qualify as "rents from real property", which might, in turn, result in the disqualification of NHI as a REIT unless the relief provisions described below are determined to be available.

         Interest received with respect to mortgage loans generally qualifies for the 75% and 95% income tests unless the amount of such interest depends, in whole or in part, upon the income or profits of any person. Special rules apply to mortgages with "shared appreciation" features. None of the interest currently receivable by NHI under its mortgage loans depends, in whole or in part, upon the income or profits of any person except that certain of such mortgage loans contain "shared appreciation" features. NHI does not believe that its ability to qualify as a REIT will be adversely affected by the "shared appreciation" features of its mortgage loans.

         Income from "dealer property" generally is not includable under the 75% income test. "Dealer property" is stock in trade, inventory, and property held primarily for sale to customers in the ordinary course of a trade or business. NHI does not expect to realize significant amounts of income from "dealer property" and intends to operate in a manner so as to minimize the risk that it would be classified as a "dealer" for federal income tax purposes. However, a determination of "dealer" status is necessarily dependent upon facts which will occur in the future.

         From time to time, NHI has entered into hedging transactions with respect to one or more of its assets or liabilities, and it may continue to enter into such hedging transactions. Such transactions include or may include interest rate swap contracts, interest rate cap or floor contracts, futures or forward contracts, and options. To the extent that NHI has entered or does enter into an interest rate swap or cap contract, option, futures contract, forward rate agreement, or similar financial instrument to reduce the interest rate risk with respect to any indebtedness incurred or to be incurred by it to acquire or carry real estate assets, any periodic income or gain from the disposition of such contract will be qualifying income for purposes of the 95% gross income test, but not for the 75% gross income test. To the extent that NHI hedges with other types of financial instruments or in other situations, it is not entirely clear how the income from those transactions will be treated for purposes of the income tests that apply to REITs under the Code.

NHI has structured, and for so long as it otherwise remains qualified as a REIT it intends to structure in the future, any hedging transactions in a manner that will not jeopardize its status as a REIT.

         If NHI fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, it nevertheless may qualify as a REIT for such year if it is entitled to relief under certain provisions of the Code. Those relief provisions generally will be available if NHI's failure to meet such tests is due to reasonable cause and not due to willful neglect, it attaches a schedule of the sources of its income to its return, and any incorrect information on the schedule was not due to fraud with intent to evade tax. It is not possible, however, to state whether in all circumstances NHI would be entitled to the benefit of those relief provisions. As discussed above in "Certain United States Federal Income Tax Considerations--Taxation of NHI," even if those relief provisions apply, NHI will be subject to a tax in an amount equal to (a) the gross income attributable to the greater of the amount by which the 75% and 95% gross income tests are failed, multiplied by (b) a fraction intended to reflect its profitability.

ASSET TESTS

         At the close of each quarter of each taxable year, NHI also must satisfy two tests relating to the nature of its assets. First, at least 75% of the value of its total assets must be represented by cash or cash items (including certain receivables), government securities, "real estate assets," or, in cases where it raises new capital through stock or long-term (at least five-year) debt offerings, temporary investments in stock or debt instruments during the one-year period following its receipt of such capital. The term "real estate assets" includes interests in real property, interests in mortgages on real property to the extent the principal balance of a mortgage does not exceed the value of the associated real property, and shares of other REITs. For purposes of the 75% asset test, the term "interest in real property" includes an interest in land and improvements thereon, such as buildings or other inherently permanent structures (including items that are structural components of such buildings or structures), a leasehold of real property, and an option to acquire real property (or a leasehold of real property).

         Second, of the investments not included in the 75% asset class, the value of the issuer's securities owned by NHI issued by any single issuer that is not a qualified REIT subsidiary may not exceed 5% of the value of its total assets, 10% of such issuer's outstanding voting securities and, with respect to taxable years beginning after 2000, 10% of the value of all classes of such issuer's securities. However, securities owned by NHI in another REIT are not subject to the limitations of the preceding sentence.

DISTRIBUTION REQUIREMENTS

         In order to qualify as a REIT, NHI is required to distribute with respect to each taxable year dividends (other than capital gain dividends or retained capital gains) to its stockholders in an aggregate amount at least equal to (i) the sum of (A) 95% (90% beginning January 1, 2001) of its "REIT taxable income" (computed without regard to the dividends paid deduction and its net capital gain) and (B) 95% (90% beginning January 1, 2001) of the net income (after tax), if any, from foreclosure property, minus (ii) the sum of certain items of non-cash income. Such distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before NHI timely files its federal income tax return for such year and if paid on or before the first regular dividend payment date after such declaration. To the extent that it does not distribute all of its net capital gain or distribute at least 95%, (90% beginning January 1, 2001) but less than 100%, of its "REIT taxable income," as adjusted, it will be subject to tax thereon at capital gains and regular ordinary corporate tax rates, as the case may be. Furthermore, if NHI should fail to distribute during each calendar year at least the sum of (i) 95% (90% beginning January 1, 2001) of its REIT ordinary income for such year,
(ii) 95% (90% beginning January 1, 2001) of its REIT capital gain income for such year, and (iii) any undistributed taxable income from prior periods, it would be subject to a 4% nondeductible excise tax on the excess of such required distribution over the amounts actually distributed. To the extent that NHI elects to retain and pay income tax on its long-term capital gain in a taxable year, as described in "--Taxation of Taxable U.S. Stockholders," such retained amount will be treated as having been distributed for purposes of the 4% excise tax. NHI is further required to distribute the full amount of any C corporation "earnings and profits" no later than the last day of its taxable year in which it acquires any C corporation from which such "earnings and profits" are attributed or deemed attributed to it by virtue of is acquisition of such C corporation. To the extent that NHI is required to include items in "REIT taxable income" in advance of the receipt of cash payments associated with such income or is required to expend cash for the repayment of debt or in any other manner for which no current deduction is available in computing its "REIT taxable income" (including, without limitation, distributing any C corporation "earnings and profits"), it may find it necessary to arrange for short-term (or possibly long-term) borrowings, raise funds through the issuance of additional shares of Common or Preferred Stock, or pay dividends in the form of taxable share dividends in order to meet the 95% distribution requirement necessary to maintain its REIT qualification.

         Under certain circumstances, NHI may be able to rectify a failure to meet the distribution requirements for a year by paying "deficiency dividends" to its stockholders in a later year, which may be included in its deduction for dividends paid for the earlier year. Although NHI may be able to avoid being taxed on amounts distributed as deficiency dividends, it will be required to pay to the Internal Revenue Service interest based upon the amount of any deduction taken for deficiency dividends.

RECORDKEEPING REQUIREMENTS

         Pursuant to applicable Treasury Regulations, in order to qualify as a REIT, NHI must maintain certain records. In addition, to avoid a monetary penalty (with respect to its 1998 and later tax years) or disqualification as a REIT (with respect to its 1997 and earlier tax years), NHI must have requested and continue to request on an annual basis certain information from its stockholders designed to disclose the actual ownership of its outstanding shares.

FAILURE TO QUALIFY

         If NHI fails to qualify for taxation as a REIT in any taxable year, and the relief provisions do not apply, it will be subject to tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. Distributions to stockholders in any year in which NHI fails to qualify will not be deductible nor will they be required to be made. In such event, to the extent of current and accumulated earnings and profits, all distributions to stockholders will be taxable as ordinary income and, subject to certain limitations of the Code, corporate distributees may be eligible for the dividends received deduction. Unless entitled to relief under specific statutory provisions, NHI also will be disqualified from taxation as a REIT for the four taxable years following the year during which it ceased to qualify as a REIT. It is not possible to predict whether in all circumstances NHI would be entitled to such statutory relief. NHI could also be subject to significant tax liabilities (including penalties and interest), and the amount of cash available for distribution to its stockholders would be reduced. NHI could be forced to borrow funds or to liquidate certain of its investments in order to meet these liabilities. Unless NHI is qualified as a REIT at the time of any sale of its assets, it will not be able to distribute such proceeds as a dividend distribution to stockholders as a means of avoiding the incurrence of a corporate level income tax at regular corporate rates on any gain on sale of such assets. Although a corporate level tax consequence could be avoided if substantially all its assets were disposed of in a transaction qualifying for non-recognition under the reorganization provisions of the Code, due to the carryover basis provisions of the Code applicable to such transactions and the acquiror's inability to "step-up" the basis of those assets for federal income tax purposes to current appreciated values, the consideration offered in such a transaction to NHI or its stockholders would likely be less than the consideration offered in a purchase of assets described in the preceding sentence.

RECENT REIT LEGISLATION

         Legislation was enacted on December 17, 1999 that made several changes to the REIT provisions of the Code effective January 1, 2001. A REIT's ownership of securities in another corporation that is not a REIT will be subject to the additional percentage limitation that the value of such securities must not represent more than 10% of the value of all of the outstanding securities of such corporation. Certain debt securities issued by individuals, a partnership in which the REIT owns at least a 20% profits interest, and nonconvertible "straight debt" securities are exempt from such additional percentage limitation.

         Also effective on January 1, 2001, a REIT may own up to 100% of the securities of a "taxable REIT subsidiary" subject only to the limitations that the securities of all "taxable REIT subsidiaries" owned by the REIT do not represent an amount in excess of 20% of the value of the assets of the REIT, and the value of all securities of the REIT (including the securities of all taxable REIT subsidiaries) do not represent an amount in excess of 25% of the value of the assets of the REIT. A "taxable REIT subsidiary" is any corporation (other than another REIT and corporations involved in certain lodging, healthcare and franchising activities) owned by a REIT with respect to which the REIT and such corporation jointly elect that such corporation shall be treated as a taxable REIT subsidiary. The amount of deductions for interest paid by a "taxable REIT subsidiary" to its affiliated REIT will be subject to limitations. In addition, a 100% excise tax will be imposed to the extent that certain transactions between a "taxable REIT subsidiary" and its affiliated REIT or the tenants of that REIT are not conducted on an arm's length basis. Under the new legislation, a corporation may convert tax-free into a "taxable REIT subsidiary" prior to January 1, 2004.

         Such legislation also changes the income distribution requirement so that beginning in 2001, a REIT will be required to distribute 90% (rather than 95%) of its "REIT taxable income" and 90% (rather than 95%) of its net income (after tax), if any, from foreclosure property. Such legislation also makes technical changes in the manner of computing pre-REIT accumulated C-corporation earnings and profits that must be distributed to shareholders in order to retain REIT status.

POSSIBLE LEGISLATIVE OR OTHER ACTIONS AFFECTING TAX CONSEQUENCES

         Prospective holders of debentures or common stock should recognize that the present federal income tax treatment of NHI and an investment in NHI may be modified by legislative, judicial or administrative action at any time, and that any such action may affect NHI and investments and commitments previously made. The rules dealing with federal income taxation are constantly under review by persons involved in the legislative process and by the Internal Revenue Service and Treasury Department, resulting in revisions of regulations and revised interpretations of established concepts as well as statutory changes. Revisions in federal tax laws and the interpretations thereof could adversely affect the tax consequences to NHI or of an investment in it.

                           FORWARD-LOOKING STATEMENTS


         Statements in this prospectus supplement that are not historical facts are forward-looking statements that involve a number of known and unknown risks and uncertainties. In addition to the factors discussed above, among the other factors that could cause actual results, performance and achievements of NHI to differ materially from any future results, performance or achievements implied by such forward-looking statements are the following: ability to reach agreement with certain creditors to extend maturity on terms NHI believes are reasonable prior to due dates; receipt of sufficient cash flow to repay debt as it becomes due; ability to continue to meet REIT status; general industry distress, including the on-going effect of reimbursement cutbacks; additional bankruptcy filings or other financial problems by lessees, mortgagors or managers of healthcare facilities in which NHI has an interest; and the description of the risk factors mentioned from time to time in NHIs SEC reports, including, but not limited to the reports on the Form 10-K for the year ended December 31, 1999 and on Form 10-Q for the quarter ended September 30, 2000. NHI cautions investors that any forward-looking statements may involve risks and uncertainties and are not guarantees of future performance. All forward looking statements represent NHIs judgments as of the date of this prospectus supplement.

                                 LEGAL MATTERS


         The validity of the securities offered hereby will be passed upon for NHI by Harwell Howard Hyne Gabbert & Manner, P.C., 1800 AmSouth Center, Nashville, Tennessee 37238.

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         No dealer, salesman or any other person has been authorized to give any information or to make any representations other than those contained in this prospectus in connection with the offer made by this prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by NHI. This prospectus does not constitute an offer to sell or the solicitation of an offer to buy any security other than the securities offered by this prospectus, nor does it constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby by anyone in any jurisdiction in which such offer or solicitation is not authorized, or in which the person making such offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that information contained herein is correct as of any time subsequent to the date hereof.

                          ----------------------------

                                TABLE OF CONTENTS


                                                                Page
                                                                ----
PROSPECTUS SUPPLEMENT
Prospectus Supplement Summary ...............................    S-2
Risk Factors ................................................    S-5
Recent Developments .........................................    S-9
Ratio of Earnings to Fixed Charges ..........................    S-9
Selected Consolidated Financial Information .................   S-10
Capitalization ..............................................   S-11
Use of Proceeds .............................................   S-11
Business ....................................................   S-12
Plan of Distribution ........................................   S-24
Description of the Debentures ...............................   S-25
Federal Income Tax Considerations ...........................   S-32
Forward-Looking Statements ..................................   S-55
Legal Matters ...............................................   S-55

PROSPECTUS
Available Information .......................................      2
Documents Incorporated by Reference .........................      3
The Company .................................................      4
Risk Factors ................................................      5
Ratio of Earnings to Fixed Charges ..........................     12
Use of Proceeds .............................................     13
Recent Developments .........................................     13
Description of the Company's Capital Stock ..................     15
Description of Debt Securities ..............................     18
Description of Preferred Stock ..............................     25
Federal Income Tax Considerations ...........................     30
ERISA Considerations ........................................     41
Plan of Distribution ........................................     42
Legal Matters ...............................................     43
Experts .....................................................     43


                                   $20,000,000


                                   [NHI LOGO]


                         NATIONAL HEALTH INVESTORS, INC.


                        Prime plus 1% Senior Subordinated
                        Convertible Debentures due 2006


                                  ____________


                              Prospectus Supplement


                                November 22, 2000


                                  ____________




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